Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Carbonite, Inc.

at

$23.00 Per Share

by

Coral Merger Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 23, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE MERGER AGREEMENT.

Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase any and all shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share, (each a “Share”), that are issued and outstanding, at a price of $23.00 per Share (the “Offer Price”), in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, by and among Carbonite, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Carbonite (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Carbonite will be the surviving corporation and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”) and as a result of the Merger, Carbonite will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Purchaser, OpenText or Carbonite, which will be cancelled and cease to exist without any payment being made with respect to such Share, (ii) owned by a direct or indirect wholly-owned subsidiary of Carbonite, Purchaser or OpenText (other than Purchaser), which shall be converted into shares of the Surviving Corporation or (iii) owned by Carbonite stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Carbonite board of directors (the “Carbonite Board”) unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests, of Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer (collectively, the “Company Recommendation”).

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in this Offer to Purchase), (ii) expiration or termination of the waiting period under the HSR Act (as defined in this Offer to Purchase), (iii) the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition, (iv) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer” of this Offer to Purchase. There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (vii). You should read this entire document carefully before deciding whether to tender your Shares.

November 25, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined in this Offer to Purchase) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

Questions and requests for assistance may be directed to the Information Agent (as indicated below) at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (866) 864-4940

Email: carb@dfking.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. OpenText and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Carbonite, Inc. (“Carbonite”), par value $0.01 per share (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$23.00 in cash, without interest, and net of applicable withholding of taxes (the “Offer Price”).

Scheduled Expiration of the Offer	One minute after 11:59 P.M., Eastern time, on December 23, 2019, unless the Offer (as defined below) is extended or terminated in accordance with the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser	Coral Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Open Text Corporation.

Merger	At or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Carbonite (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Carbonite will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of Open Text Corporation.

Who is offering to purchase my Shares?

Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all issued and outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Carbonite with Carbonite continuing as the Surviving Corporation. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser and OpenText.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the shares of the common stock, par value $0.01 per share, of Carbonite that are issued and outstanding, on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger by and among Carbonite, OpenText and us, dated as of November 10, 2019 (as it may be amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, OpenText intends, at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer, subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, to cause us to effect the Merger. Upon the closing of the Merger, Carbonite would cease to be a publicly-traded company and would become a wholly-owned subsidiary of OpenText.

i

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $23.00 per Share, in cash, without interest, and net of applicable withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Carbonite board of directors (the “Carbonite Board”) think of the Offer?

The Carbonite Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer (collectively, the “Company Recommendation”).

See the “Introduction,” Section 10 — “Background of the Offer; Contacts with Carbonite” and Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements” below, and Carbonite’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Is there an agreement governing the Offer?

Yes. Carbonite, OpenText and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Carbonite. If we consummate the Offer and the conditions to the Merger are satisfied or (to the extent permitted by law) waived, we intend to effect the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

See Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements” and Section 13 — “ Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by OpenText and Purchaser to consummate the Offer and purchase all issued and outstanding Shares and other equity-based interests of Carbonite pursuant to the Offer and the Merger is approximately $895.65 million, plus related fees and expenses. OpenText and we anticipate funding such cash requirements from cash on hand and existing short term debt facilities.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	OpenText’s cash on hand and existing debt facilities are sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 P.M., Eastern time, on December 23, 2019, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that we may, without Carbonite’s consent, (i) extend the Offer for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or the Nasdaq Capital Market (“Nasdaq”) (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price), (ii) extend the Offer in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree in writing), until all waiting periods (and any extensions thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust or competition-related laws have expired or been terminated and (iii) if, as of any Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree in writing), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the End Date and the valid termination of the Merger Agreement without Carbonite’s consent. The “End Date” will be March 31, 2020 unless extended in accordance with the terms of the Merger Agreement.

If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition (as defined below)) is not satisfied and has not been waived by us in our sole discretion or (ii) as of any Expiration Time, all Offer Conditions (as defined below) have been satisfied or waived by us in our sole discretion other than the Minimum Condition, then on every occasion under clause (i) and on not more than three occasions under clause (ii), in each case at Carbonite’s request, we are required to extend the Offer for an additional period of up to ten business days (or such longer period as OpenText, Carbonite and we may agree) to permit such Offer Condition(s) to be satisfied.

Without Carbonite’s prior written consent, we may not extend the Offer, and without our prior written consent, Carbonite cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. No subsequent offering period will be available after the Expiration Time.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or (to the extent permitted by law) waiver of the following conditions (each, an “Offer Condition”):

•

Immediately prior to the Expiration Time there will have been validly tendered in the Offer (in the aggregate), and not validly withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Shares that, together with all Shares (if any) beneficially owned by OpenText and its affiliates, represent one more Share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer (the “Minimum Condition”).

•	At the Expiration Time:

•	the applicable waiting period, together with any extensions thereof, under the HSR Act, will have expired or been terminated (the “HSR Condition”);

•

the German competition authority (Bundeskartellamt) shall have adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition (the “German Competition Condition”);

•

no law or order of any governmental entity with competent jurisdiction in any jurisdiction in which OpenText, Carbonite or their respective subsidiaries have material business operations will be in effect which (1) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (2), imposes any limitations on the ownership or operation of, or compels OpenText, Carbonite or any of their respective affiliates to dispose of or hold separate any portion of the business or assets of OpenText, Carbonite or any of their respective affiliates or otherwise undertake an action or enter into any agreement, in each case, that, individually or in the aggregate, would reasonably be expected to have a Burdensome Effect (as defined in the Merger Agreement) (the condition under this paragraph, together with the HSR Condition and the German Competition Condition, the “Regulatory Conditions”);

•

the representations and warranties of Carbonite in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

•

Carbonite will have complied with or performed in all material respects each covenant and obligation that Carbonite is required to comply with or to perform at or prior to the Expiration Time (the “Covenants Condition”);

•

Carbonite will have delivered to OpenText a certificate signed by an executive officer of Carbonite dated as of the Expiration Time to the effect that the Representations Condition and the Covenants Condition have been satisfied;

•	the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”); and

•	since November 10, 2019, no Company Material Adverse Effect (as defined below) will have occurred.

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will include Shares tendered in the Offer pursuant to guaranteed delivery procedures (and such Shares will be deemed to be validly tendered for purposes of satisfying the Minimum Condition) if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time.

To the extent permitted by law, we expressly reserve the right (in our sole discretion) to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Carbonite’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, the Termination Condition or the Regulatory Conditions, (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or amend, modify or supplement any condition to the Offer in any manner adverse to the holders of Shares, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time, or (g) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

See Section 13 — “Conditions to the Offer.”

Have any Carbonite stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?

No. No Carbonite stockholders have entered into agreements with OpenText or its affiliates requiring them to tender their Shares.

How do I tender my Shares?

If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), and, unless you hold book-entry Shares through the Depository Trust Company (“DTC”), a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•

you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Carbonite continue as a public company?

No. At or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of the conditions to the Merger, we expect to complete the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of OpenText and Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, subject to the satisfaction or (to the extent permitted by law) waiver of the conditions therein, to cause the proposed Merger to occur.

v

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, together with the number of Shares then beneficially owned by OpenText and any of its affiliates, but excluding any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL), equal one Share more than 50% of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, we will be merged with and into Carbonite, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Carbonite will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without Carbonite’s prior written consent (in Carbonite’s sole discretion)) to accept Shares for purchase in the Offer nor will we effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Carbonite stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Delaware law, have the right to receive the same cash consideration for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements,” and Section 15 — “Certain Legal Matters.”

What was the market value of my Shares as of a recent date?

The Offer Price represents a premium of approximately 25.00% to the closing price per Share on November 8, 2019 of $18.40, the last trading day prior to the public announcement of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender their Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to my restricted shares, Company RSUs (as defined below), Performance-Vesting Awards (as defined below) and options to acquire Shares?

The Offer is being made for all outstanding Shares and not for restricted shares or options to purchase Shares, Company RSUs, Performance-Vesting Awards or other equity awards. Restricted shares, Company RSUs, Performance-Vesting Awards and options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement, no options or restricted shares, Company RSUs or Performance-Vesting Awards will, for purposes of Carbonite’s stock plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement, but immediately prior to the Effective Time:

•

each holder of an outstanding option to purchase Shares (whether or not vested or exercisable) will be entitled to receive from Carbonite, as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger), in consideration of the cancellation of such option, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option immediately prior to the cancellation;

•

each holder of an award of restricted shares will be entitled to have such shares become fully vested immediately prior to the Effective Time and the holder thereof shall be entitled to receive the Merger Consideration from Carbonite as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger);

•

each holder of an outstanding Company RSU will be entitled to receive from Carbonite, as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger, in consideration for the cancellation of such Company RSU, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (A) the total number of Shares subject to such Company RSU immediately prior to the cancellation and (ii) the Merger Consideration; and

•	each holder of a Performance-Vesting Award will,

•

with respect to each Performance-Vesting Award for which the applicable performance period has ended prior to the Effective Time, be entitled to have such award treated for all purposes as a Company RSU and the number of Shares subject to such award shall be the number of Shares earned based on actual performance during the applicable performance period;

•

with respect to each Performance-Vesting Award the vesting of which is based upon the attainment of annual recurring revenue and adjusted EBITDA targets and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, be entitled to have the number of Shares subject to such award be the number determined based on attainment of 100% of target for both metrics and such award shall otherwise be treated for all purposes as a Company RSU with respect to such number of Shares; and

•

with respect to each Performance-Vesting Award the vesting of which is based upon relative total shareholder return with respect to the Shares over a specified period and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, be entitled to have the Carbonite Board, prior to the Effective Time, determine in good faith and in consultation with OpenText the number of Shares earned under such award in accordance with the applicable award agreement and such award shall otherwise be treated for all purposes as a Company RSU with respect to such number of Shares.

See Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Stock Options and Restricted Shares.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Merger.

Who should I call or email if I have questions about the Offer?

You should call D.F. King & Co., Inc., the information agent for the Offer, at (866) 864-4940. See the back cover of this Offer to Purchase.

INTRODUCTION

To All Holders of Shares of Common Stock of Carbonite, Inc.:

Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $23.00 per Share (the “Offer Price”), in cash without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes imposed by the United States or any subdivision thereof on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not properly complete and sign an Internal Revenue Service (“IRS”) Form W-9, or a Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer (in the aggregate) and not validly withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the Delaware General Corporation Law (the “DGCL”)) immediately prior to one minute after 11:59 P.M., Eastern time, on December 23, 2019 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that would, together with all Shares (if any) then beneficially owned by OpenText and its affiliates, represent one more Share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer (the “Minimum Condition”), (ii) expiration or termination of the waiting period under the HSR Act (as defined below), (iii) the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition, (iv) no Company Material Adverse Effect (as defined below) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer.

According to Carbonite, as of the close of business on November 21, 2019, there were 35,042,212 Shares issued and outstanding. Accordingly, based on the number of Shares outstanding as of the close of business on November 21, 2019 (and assuming no change in such number as of immediately following the consummation of the Offer), the Minimum Condition would be satisfied if at least 17,521,107 Shares are validly tendered in the Offer and not validly withdrawn. The number of Shares outstanding as of immediately following the consummation of the Offer could be increased by up to 640,114 Shares if some or all of the vested stock options to purchase Shares outstanding as of the close of business on November 21, 2019 are exercised prior to the Expiration Time.

Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the German Act Against Restraints of Competition, as of the date of this Offer to Purchase, we do not believe that antitrust filings and clearances are required in any jurisdiction. See Section 15 — “Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, by and among Carbonite, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Carbonite (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Carbonite will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Carbonite will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Purchaser, OpenText or Carbonite, which will be cancelled and cease to exist without any payment being made with respect to such Share, (ii) owned by a direct or indirect wholly-owned subsidiary of Carbonite, Purchaser or OpenText (other than Purchaser), which shall be converted into shares of the Surviving Corporation or (iii) owned by Carbonite stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price (the “Merger Consideration”), without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Carbonite; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for restricted shares or options to purchase Shares, Company RSUs, Performance-Vesting Awards or other equity awards. Restricted shares, Company RSUs, Performance-Vesting Awards and options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement, no options or restricted shares, Company RSUs or Performance-Vesting Awards will, for purposes of Carbonite’s stock plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement, but as of the Effective Time:

•

each holder of an outstanding option to purchase Shares (whether or not vested or exercisable) will be entitled to receive from Carbonite, as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger, in consideration of the cancellation of such option, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option immediately prior to the cancellation;

•

each holder of an award of restricted shares will be entitled to have such shares become fully vested immediately prior to the Effective Time and the holder thereof shall be entitled to receive the Merger Consideration from Carbonite as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger);

•

each holder of an outstanding Company RSU will be entitled to receive from Carbonite, as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the closing date of the Merger, in consideration for the cancellation of such Company RSU, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to the cancellation and (ii) the Merger Consideration; and

•	each holder of a Performance-Vesting Award will,

•

with respect to each Performance-Vesting Award for which the applicable performance period has ended prior to the Effective Time, be entitled to have such award treated for all purposes as a Company RSU and the number of Shares subject to such award shall be the number of Shares earned based on actual performance during the applicable performance period;

•

with respect to each Performance-Vesting Award the vesting of which is based upon the attainment of annual recurring revenue and adjusted EBITDA targets and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, be entitled to have the number of Shares subject to such award be the number determined based on attainment of 100% of target for both metrics and such award shall otherwise be treated for all purposes as a Company RSU with respect to such number of Shares; and

•

with respect to each Performance-Vesting Award the vesting of which is based upon relative total shareholder return with respect to the Shares over a specified period and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, be entitled to have the Carbonite Board, prior to the Effective Time, determine in good faith and in consultation with OpenText the number of Shares earned under such award in accordance with the applicable award agreement and such award shall otherwise be treated for all purposes as an Company RSU with respect to such number of Shares.

See Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Stock Options and Restricted Shares.”

The Offer and withdrawal rights will expire at one minute after 11:59 P.M., Eastern time, on December 23, 2019, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Carbonite Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer (collectively, the “Company Recommendation”). A more complete description of the Carbonite Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

Pursuant to the Merger Agreement, the board of directors and officers of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of members of Purchaser’s board of directors and the officers of Purchaser as of immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or (to the extent permitted by law) waived, Purchaser will effect the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of the stockholders of Carbonite.

Stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (as defined below) (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Time” means one minute after 11:59 P.M., Eastern time, on December 23, 2019, unless Purchaser has extended the Offer, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) expiration or termination of the waiting period under the HSR Act, (iii) the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition, (iv) no Company Material Adverse Effect having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.”

In the Merger Agreement, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Carbonite’s consent, (i) extend the Offer for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or the Nasdaq Capital Market ( “Nasdaq”) (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price), (ii) extend the Offer in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree in writing), until all waiting periods (and any extensions thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related laws have expired or been terminated and (iii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree in writing), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the End Date and the valid termination of the Merger Agreement without Carbonite’s consent. The “End Date” will be March 31, 2020 unless extended in accordance with the terms of the Merger Agreement.

If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by us in our sole discretion or (ii) as of any Expiration Time, all Offer Conditions have been satisfied or waived by us in our sole discretion other than the Minimum Condition, then on every occasion under clause (i) and on not more than three occasions under clause (ii), in each case at Carbonite’s request, we are required to extend the Offer for an additional period of up to ten business days each (or such longer period as OpenText, Carbonite and we may agree) to permit such Offer Condition(s) to be satisfied.

Without Carbonite’s prior written consent, we may not extend the Offer, and without our prior written consent, Carbonite cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

To the extent permitted by law, we expressly reserve the right (in our sole discretion), to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Carbonite’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, the Termination Condition (as defined below) or the Regulatory Conditions (as defined below), (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or amend, modify or supplement any condition to the Offer in any manner adverse to the holders of Shares, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time or (g) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act, or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” See Sections 13 and 15 — “Conditions to the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

At or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Carbonite, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Carbonite will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. We do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Carbonite has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Carbonite’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through one minute after 11:59 P.M., Eastern time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will (and OpenText will cause Purchaser to) promptly after (and no later than the first business day after) the Expiration Time accept for payment all Shares that are validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance, the “Acceptance Time”) and promptly after the Acceptance Time pay for such Shares (and in any event no later than the third business day after the Acceptance Time pay for substantially all such Shares).

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of shares held through DTC, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the prior written consent of Carbonite, to assign any or all of its rights, interests or obligations under the Merger Agreement to OpenText or any direct or indirect wholly-owned OpenText subsidiary, including the right to purchase all or any portion of Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares.    Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the

Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer for DTC Participants.    The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) as of the Expiration Time; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed validly tendered for purposes of satisfying the Minimum Condition if and only if the Shares subject to such guarantees have been received by the Depositary as of the Expiration Time.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Carbonite, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of

Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Carbonite or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after January 24, 2020.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after January 24, 2020 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number or amount of Shares to be withdrawn and the name in which the certificate(s) is registered, if different from that of the tendering stockholder. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Carbonite or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (generally, property held for investment). It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities or currencies, traders that use the mark-to-market method of accounting with respect to their securities, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, retirement plans, beneficial owners who own their Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, insurance companies, tax-exempt entities (including private foundations), beneficial owners whose Shares were obtained through the exercise of options and holders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes), U.S. persons whose functional currency is not the U.S. dollar, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, holders who receive cash pursuant to the exercise of appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation)). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of the restricted shares or options to purchase Shares, the Medicare tax on net investment income, the branch profits tax or any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in the Shares. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses. If a U.S. Holder acquired different blocks of Shares at different times and/or different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income tax on any gain realized on the exchange of Shares for cash in the Offer or the Merger if you are an individual who was present in the United States for 183 days or more in the taxable year of the Offer or the Merger, as applicable, and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24 percent).

A U.S. person will not be subject to backup withholding if the U.S. person (i) furnishes a correct taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed and executed an IRS Form W-9, which will be included with the Letter of Transmittal); or (ii) otherwise establishes that such U.S. person is exempt from backup withholding.

A non-U.S. person will generally not be subject to backup withholding if the non-U.S. person certifies to the applicable withholding agents its exemption from backup withholding by providing a properly executed IRS Form W-8BEN-E or W-8BEN, as applicable (or other applicable IRS Form W-8) or otherwise establishes an exemption. non-U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

According to Carbonite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), Shares were traded on Nasdaq under the symbol “CARB.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share based on publicly available information with respect to periods through November 10, 2019.

Fiscal Year	High	Low
2017:
First Quarter	$21.15	$15.55
Second Quarter	$24.30	$18.60
Third Quarter	$23.75	$18.70
Fourth Quarter	$25.80	$21.95

2018:
First Quarter	$33.40	$21.15
Second Quarter	$40.50	$28.50
Third Quarter	$42.80	$34.30
Fourth Quarter	$35.97	$24.00

2019:
First Quarter	$29.45	$21.87
Second Quarter	$26.04	$22.46
Third Quarter	$26.27	$11.95
Fourth Quarter (through November 10, 2019)	$18.40	$14.10

The Offer Price represents a premium of approximately 25.00% to the closing price per Share on November 8, 2019, the last trading day prior to the public announcement of the Merger Agreement. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Carbonite anticipates that any future earnings will be retained to finance continuing development and Carbonite does not anticipate paying dividends on its common stock in the foreseeable future. Under the terms of the Merger Agreement, Carbonite is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Carbonite’s capital stock or other equity or voting interests without the prior written consent of OpenText. See Section 14 — “Dividends and Distributions.”

7. Certain Effects of the Offer and the Merger

Market for Shares.    If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger on the date of the consummation of the Offer.

Stock Quotation.    Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer, subject to the satisfaction or waiver of certain conditions), Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be OpenText. Immediately following the consummation of the Merger, OpenText intends to and will cause the Surviving Corporation to delist the Shares from Nasdaq.

Margin Regulations.    The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for certain loans made by brokers.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Carbonite to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Carbonite to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Carbonite, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Carbonite and persons holding “restricted securities” of Carbonite to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. OpenText intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

8. Certain Information Concerning Carbonite

The following description of Carbonite and its business has been derived from Carbonite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Carbonite is a Delaware corporation with its principal executive offices located at 2 Avenue de Lafayette, Boston, Massachusetts 02111. Carbonite’s telephone number at such principal executive offices is (617) 587-1100.

Carbonite provides robust endpoint, user and network security, backup, disaster recovery, high availability and workload migration solutions that support individuals and businesses on a global scale with secure cloud infrastructure. Carbonite derives the majority of its revenue from subscription fees, and its consistently strong retention rates and scalable infrastructure help to support its growth. The remainder of Carbonite’s revenue is derived from software arrangements, which often contain multiple revenue elements, such as software licenses, hardware, professional services and post-contract customer support. Carbonite sells its solutions globally, and its customers primarily come from the following sources: through its website, its inside sales team, acquisitions, or from its network of channel partners, including distributors, value-added resellers, managed service providers, and global systems integrators.

Available Information.    Carbonite is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Carbonite’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Carbonite’s securities, any material interests of such persons in transactions with Carbonite and other matters is required to be disclosed in Carbonite’s proxy statements or annual reports on Form 10-K. Such reports and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Carbonite, who file electronically with the SEC.

Sources of Information.    Except as otherwise set forth herein, the information concerning Carbonite contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Carbonite taken or derived from such documents and records is qualified in its entirety by reference to Carbonite’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of OpenText, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Carbonite contained in such documents and records or for any failure by Carbonite to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information.    On September 20, 2019, Carbonite’s management provided OpenText with selected unaudited prospective financial information concerning Carbonite (the “Financial Information”). The Financial Information is described in Carbonite’s Schedule 14D-9, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to the Carbonite stockholders together with this Offer to Purchase. Carbonite stockholders are urged to, and should, carefully read the Schedule 14D-9. The Financial Information shall not be deemed to be included in this Offer to Purchase to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

We were informed by Carbonite that the Financial Information was not prepared with a view toward public disclosure and the inclusion of such information should not be regarded as an indication that any of Carbonite, its financial advisor, OpenText or any other recipient of this information considered, or now considers, it to be material information about Carbonite.

We were informed by Carbonite that the Financial Information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Carbonite’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Financial Information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Carbonite’s independent registered public accounting firm contained in Carbonite’s Annual Report on Form 10-K for the year ended December 31, 2018 relates to Carbonite’s historical financial information. It does not extend to the Financial Information and should not be read to do so. Furthermore, we were informed that the Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Further, we were informed that the Financial Information does not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

No one at OpenText, Carbonite or any other person to whom these projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of Carbonite compared to the Financial Information. In light of the foregoing factors and the uncertainties inherent in the Financial Information, Carbonite’s stockholders are cautioned not to place undue, if any, reliance on such Financial Information.

NEITHER OPENTEXT NOR CARBONITE INTENDS TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING

AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

9. Certain Information Concerning Purchaser and OpenText

Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of OpenText. The principal executive offices of Purchaser are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and Purchaser’s telephone number at such principal executive offices is (519) 888-7111.

OpenText.    OpenText is a corporation incorporated under the federal laws of Canada. Its shares are listed on Nasdaq and the Toronto Stock Exchange. Open Text is a market leader in Enterprise Information Management software and solutions, enabling companies to manage, leverage, secure and gain insight into their enterprise information, on premises or in the cloud. The principal offices of OpenText are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and OpenText’s telephone number at such principal executive offices is (519) 888-7111.

Additional Information.    The name, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of OpenText, the members of the OpenText Board and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

(a) None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of OpenText, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Carbonite, (b) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Carbonite during the past 60 days, (c) none of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Carbonite (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), and (d) in the past two years, except as previously disclosed in Carbonite’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Carbonite or any of its executive officers, directors or affiliates, on the other hand. Except as disclosed in Section 10 — “Background of the Offer; Contacts with Carbonite,” there have been no negotiations, transactions or material contacts between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Carbonite or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Carbonite’s securities, an election of Carbonite’s directors or a sale or other transfer of a material amount of assets of Carbonite in the past two years.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and OpenText has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the consummation of the Offer and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Carbonite

As part of OpenText’s ongoing evaluation of OpenText’s business and strategic alternatives, OpenText’s board of directors (the “OpenText Board”) and senior members of OpenText’s management from time to time evaluate strategic opportunities and prospects for acquisitions.

On May 29, 2019, Atulan Navaratnam, Vice President, Mergers & Acquisitions, of OpenText spoke by phone with representatives of Lazard Frères & Co. LLC (“Lazard”) to discuss generally OpenText’s strategy with respect to potential future acquisitions and specifically to discuss whether Carbonite might be interested in a meeting with OpenText. Lazard offered to contact Carbonite’s then Chief Executive Officer, Mohamad Ali, on behalf of OpenText, to evaluate Carbonite’s interest in meeting with OpenText.

On May 31, 2019, Mr. Navaratnam emailed a representative of Lazard to request that Lazard contact Mr. Ali and on June 3, 2019, representatives of Lazard left a voicemail for Mr. Ali and followed up with an email to discuss Carbonite’s interest in meeting.

On June 4, 2019, by email, Mr. Ali referred representatives of Lazard to Carbonite’s Chief Financial Officer, Anthony Folger. On the same day, representatives of Lazard called Mr. Folger to discuss OpenText’s interest in arranging a preliminary meeting between the management teams of Carbonite and OpenText. Later on June 4, 2019, Lazard sent Mr. Folger a proposed non-disclosure agreement on behalf of OpenText (the “Confidentiality Agreement”) and asked Mr. Folger to propose dates for a potential meeting between the management teams of Carbonite and OpenText.

On June 5, 2019, representatives of Lazard sent a follow up email to Mr. Folger with respect to arranging for a preliminary meeting between the respective management teams of Carbonite and OpenText.

Also on June 5, 2019, representatives of Carbonite sent a revised draft of the Confidentiality Agreement to Lazard and OpenText, which included (i) a standstill provision that would have prohibited OpenText from making unsolicited offers with respect to a business combination or other similar transaction or acquiring any equity securities, debt securities, loans or other assets or Carbonite for a period of two years and (ii) a non-solicit provision that would have prohibited OpenText from soliciting or hiring any officer, director or employee of Carbonite for a period of two years. Between June 5, 2019 and June 20, 2019, representatives of OpenText and Carbonite negotiated the duration and scope of the standstill and the non-solicit covenants along with certain other terms of the Confidentiality Agreement. The parties eventually agreed to a one-year standstill covenant, which automatically terminated upon the announcement of the Offer and the Merger, and an eighteen month non-solicitation covenant with respect to executive level employees of Carbonite, and OpenText and Carbonite entered into the Confidentiality Agreement on June 21, 2019.

On June 6, 2019, Mr. Folger confirmed to Lazard that certain members of its management team would participate in a management meeting with certain members of the OpenText management team in Boston, Massachusetts, on June 24, 2019.

On June 24, 2019, representatives of OpenText, including Gordon A. Davies, Executive Vice President, Chief Legal Officer and Corporate Development, Christen Daniels, then Vice President, Corporate Development, Mr. Navaratnam, Gaurav Bhide, Director, Mergers & Acquisitions and others and representatives of Lazard participated in a management meeting in Boston with Mr. Ali and Mr. Folger to discuss a general overview of Carbonite’s business and history.

On July 26, 2019, representatives of Lazard again contacted Mr. Folger by email to express interest in an acquisition of Carbonite on behalf of OpenText.

On August 30, 2019, representatives of OpenText requested that Lazard arrange a subsequent meeting with Carbonite on its behalf to continue their discussions. Lazard confirmed to OpenText that Carbonite’s Board had retained J.P. Morgan Securities LLC (“J.P. Morgan”) to field and manage inbound requests and to run a targeted process. Around this time, representatives of Lazard passed on to representatives of OpenText that, J.P. Morgan had informed them that, Carbonite’s Board would likely not give serious consideration to an offer to acquire Carbonite for less than $20.00 per share. Around this time, representatives of OpenText instructed Lazard to convey to Carbonite and its representatives that OpenText would be interested in participating in the targeted process.

On September 3, 2019, representatives of J.P. Morgan introduced Mark J. Barrenechea, Vice Chair, Chief Executive Officer and Chief Technology Officer of OpenText, and Steve Munford, Interim CEO and President of Carbonite, by email.

On September 20, 2019, Mr. Navaratnam, Mr. Bhide, Steve Paolini, Vice President, Corporate Development, Gary So, Vice President, Corporate Development, and Maria Chen, Analyst, from OpenText participated in an in-person meeting in Boston with Mr. Munford, Mr. Folger and representatives of J.P. Morgan. Several other representatives of OpenText participated in the meeting via teleconference. During the meeting, Mr. Munford and Mr. Folger made a presentation regarding Carbonite’s business and recent developments and members of the OpenText team had an opportunity to ask questions about Carbonite’s business.

On September 23, 2019, representatives from J.P. Morgan sent OpenText a process letter outlining the guidelines for the submission of a non-binding indication of interest due on October 1, 2019 for the acquisition of 100% of the capital stock of Carbonite.

On September 24, 2019, Mr. Navaratnam, Mr. Bhide and Lauren Lefcoe, Legal Counsel, M&A at OpenText contacted representatives of J.P. Morgan to discuss process. Representatives of J.P. Morgan indicated, based on prior discussions with the Carbonite Board regarding messaging to bidders, that both strategic and financial buyers were active in the process, that Carbonite was generating interest from multiple parties and that given the recent fluctuation in Carbonite’s stock price, bidders should expect to offer more than a typical market premium. Representatives of J.P. Morgan further noted that they did not expect the Carbonite Board would transact at a price below $20 per Share.

On September 25, 2019, representatives from J.P. Morgan and Lazard participated in a conference call to discuss the process letter that OpenText had received on September 23, 2019.

On September 30, 2019, Mr. Barrenechea contacted Mr. Munford by email to inform him that OpenText expected to submit a proposal on the October 1 bid deadline and would be in a position to move quickly to sign a definitive agreement.

On October 1, 2019, Mr. Navaratnam and Mr. Davies contacted representatives of J.P. Morgan by phone to inform them that OpenText intended to submit an offer of $20.00 per Share with no financing condition and that OpenText had an experienced deal team and would be prepared to move quickly to finalize a definitive agreement by the end of the first week of November if Carbonite agreed to exclusivity until that time.

On October 1, 2019, in accordance with the timeline set forth in the September 23, 2019 process letter, OpenText submitted a non-binding indication of interest (the “October 1 IOI”) to Carbonite in which OpenText proposed to acquire all of the issued and outstanding shares of capital stock of Carbonite for $20.00 per share in cash. The October 1 IOI, among other things, was subject to OpenText’s due diligence review of Carbonite to its satisfaction, final approval of the OpenText Board, and contemplated entering into a definitive agreement by or before Carbonite’s third quarter 2019 earnings announcement. The October 1 IOI also proposed an exclusivity period until October 31, 2019, during which time Carbonite would exclusively negotiate with OpenText in respect of a potential transaction.

On October 2, 2019, representatives from J.P. Morgan and Lazard participated in a conference call to discuss the bid process and guidance from Carbonite with respect to certain deal terms, including valuation.

On October 6, 2019, representatives of J.P. Morgan and OpenText participated in a conference call to discuss J.P. Morgan’s substantive feedback on the October 1 IOI. On that call, representatives of J.P. Morgan indicated that Carbonite had received multiple proposals and OpenText’s bid of $20.00 was good enough to be invited to the next phase of the process but lower than the highest proposal that Carbonite had received. J.P. Morgan also indicated exclusivity would not be contemplated for the next phase of the process and that the virtual data room would open on October 7, 2019.

On October 7, 2019, representatives from OpenText, Lazard, and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), legal counsel to OpenText, were granted access to a virtual data room for purposes of OpenText’s due diligence review of Carbonite. During the period from October 7, 2019 until November 10, 2019, the virtual data room was updated with additional information relating to Carbonite and OpenText and its advisors conducted due diligence.

On October 8, 2019, representatives from J.P. Morgan sent representatives from Lazard and OpenText a process letter on behalf of Carbonite describing guidelines for the submission of a final written proposal (the “Final Proposal”) for a potential acquisition of 100% of the outstanding capital stock of Carbonite, which process letter contemplated submission of the Final Proposal being due on November 1, 2019.

Several due diligence calls among representatives of OpenText, Carbonite and their respective advisors were held between October 16, 2019 and November 1, 2019. Topics of such calls included issues relating to accounting, finance, tax, human resources, product engineering, information technology, legal affairs and go-to-market strategy.

On October 18, 2019, representatives of OpenText, including Mr. Barrenechea, Madhu Ranganathan, Executive Vice President, Chief Financial Officer, Mr. Davies, Mr. Navaratnam, Muhi Majzoub, Executive Vice President & Chief Product Officer, and Simon “Ted” Harrison Executive Vice President, Worldwide Sales participated in an in-person meeting in Boston with representatives of Carbonite, J.P. Morgan, and Lazard, during which members of Carbonite’s management gave a presentation regarding Carbonite’s business and members of the OpenText management team had an opportunity to ask questions about Carbonite’s business. Several additional representatives of OpenText participated in the meeting via teleconference.

On October 21, 2019, Carbonite provided a draft of the Merger Agreement in the virtual data room to each of the bidders that had been invited to submit a Final Proposal, which contemplated, among other things, (w) the potential transaction being structured as a one-step merger preceded by a proxy statement and a shareholder meeting, (x) a “no-shop” provision with exceptions allowing Carbonite’s Board to respond to any unsolicited offer that Carbonite’s Board determined in good faith could reasonably be expected to lead to a proposal for 50% or more of the shares or assets of Carbonite, (y) a termination fee of 2.5% of the purchase price upon the occurrence of certain events, including termination of the Merger Agreement by Carbonite to enter into a definitive agreement for an alternative, superior acquisition proposal and (z) an obligation of OpenText to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger. On October 22, 2019, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to Carbonite, and Cleary Gottlieb discussed certain structuring considerations related to Carbonite’s October 21, 2019 draft of the Merger Agreement.

On October 23, 2019, representatives of J.P. Morgan and Lazard participated in a conference call regarding the status of Carbonite’s sale process. On that call and in a subsequent email on October 24, 2019, J.P. Morgan informed Lazard that the target submission deadline for OpenText’s second bid to acquire Carbonite had been moved from November 1, 2019 to November 6, 2019.

On October 29, 2019, the OpenText Board met over dinner in Washington, D.C. for a regularly scheduled meeting, at which Mr. Barrenechea led a discussion about the potential transaction with the OpenText Board.

On October 30, 2019 Carbonite provided a draft of the Company Disclosure Letter in the virtual data room and representatives of Carbonite, J.P. Morgan, OpenText and Lazard participated in various due diligence calls to discuss issues relating to cloud service delivery and customer service and support diligence.

On November 3, 2019, Cleary Gottlieb sent Skadden its preliminary comments to Carbonite’s initial drafts of the Merger Agreement and the Company Disclosure Letter, which contemplated, among other things (w) the potential transaction being structured as statutory merger pursuant to Section 251(h) of the DGCL preceded by a tender offer, (x) a revised draft of the non-solicitation covenant with exceptions to allow Carbonite’s Board to respond to a bona fide unsolicited written offer that Carbonite’s Board determined in good faith would reasonably be expected to lead to a proposal for 90% or more of the shares or assets of Carbonite, (y) a termination fee of 3.5% of the purchase price upon the occurrence of certain events, including upon termination of the Merger Agreement by Carbonite to enter into a definitive agreement for an alternative, superior acquisition proposal and upon termination of the Merger Agreement by OpenText as a result of Carbonite’s breach of the non-solicitation covenant and (z) an obligation of OpenText to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger, except for those that would be reasonably be expected to have a burdensome effect on Carbonite and its subsidiaries or on OpenText and its subsidiaries.

On November 3, 2019, as part of a specially called meeting to approve the contemplated transaction, the OpenText Board authorized certain members of OpenText senior management to negotiate and enter into on behalf of OpenText a definitive merger agreement and related documentation for the acquisition of Carbonite.

During the morning of November 6, 2019, Skadden and Cleary Gottlieb participated in a conference call where Skadden provided its feedback on Cleary Gottlieb’s November 3 comments to the Merger Agreement and Company Disclosure Letter. Later that day, Skadden sent Cleary Gottlieb responses to certain outstanding legal due diligence questions and from November 6, 2019 to November 10, 2019, Skadden and Carbonite provided OpenText and its representatives with further supplemental disclosures.

During the evening of November 6, 2019, OpenText submitted a second bid to acquire all of the capital stock of Carbonite in the form of a non-binding letter of intent (the “November 6 LOI”), which contemplated a purchase of Carbonite by way of a public tender offer at a price of $22.10 per share in cash with an expected closing date before the end of 2019. OpenText indicated in the November 6 LOI that it would be prepared to make certain concessions with respect to its positions on certain outstanding issues in the Merger Agreement, including with respect to the termination fee, extensions to the offer period and the standard for breaches of the non-solicitation covenant that could result in termination of the Merger Agreement. The November 6 LOI also requested an exclusivity period through November 12, 2019.

Later in the evening of November 6, 2019, representatives of J.P. Morgan and OpenText participated in a conference call to discuss J.P. Morgan’s feedback on the November 6 LOI. On that call, representatives of J.P. Morgan indicated that OpenText’s bid of $22.10, while competitive, would need to be raised in order to grant exclusivity. As a result of the feedback received from representatives of J.P. Morgan on that conference call, OpenText submitted a revised non-binding letter of intent (the “First November 7 LOI”) with a proposed purchase price of $22.25 per share in cash shortly after midnight on November 6, 2019.

On November 7, 2019, OpenText was informed that the Carbonite Board had convened a special meeting to discuss merits of various proposals that Carbonite had received to acquire the company (including the First November 7 LOI). Representatives of J.P. Morgan conveyed to representatives of Lazard and OpenText that the Carbonite Board had determined, after reviewing and deliberating the various proposals that it had received, that the First November 7 LOI was not sufficient to warrant granting OpenText with exclusivity for purposes of entering into a definitive agreement. Representatives of J.P. Morgan conveyed to representatives of OpenText that the Carbonite Board expected OpenText to raise its bid from $22.25 to $23.00 per share in order to obtain exclusivity for purposes of entering into a definitive agreement. Later in the afternoon on November 7, 2019, OpenText submitted a revised non-binding letter of intent (the “Second November 7 LOI”) with a proposed purchase price of $23.00 per share in cash. After the conclusion of the meeting of the Carbonite Board, J.P. Morgan told Open Text that the Carbonite Board had decided to pursue a sale of Carbonite to OpenText. Carbonite countersigned the Second November 7 LOI on November 7, 2019, which was non-binding other than with respect to an exclusivity provision that ran from November 7, 2019 until 11:59 PM Eastern time on November 12, 2019. Pursuant to this exclusivity provision, Carbonite agreed that during this period it would not, and would cause its affiliates, directors, officers, employees, advisors and other representatives not to, directly or indirectly, (a) initiate, solicit, facilitate or encourage any inquiries, discussions or proposals regarding (including by providing any information to any person or entity for the purpose of making, evaluating or determining whether to make or pursue, any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in any way in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, other than any transaction involving OpenText, any (i) direct or indirect acquisition or purchase by any person or entity (by merger, consolidation or otherwise) of a material number of the issued and outstanding shares of Carbonite or all or a material portion of the assets of Carbonite and its subsidiaries, taken as a whole, or (ii) any other transaction that could reasonably be expected to impede, interfere with, prevent, materially delay or limit the economic benefit to OpenText of the transaction. Carbonite further agreed it would promptly notify OpenText of, and communicate to OpenText the terms of any inquiry, discussion or proposal regarding any such alternative transaction, including the identity of the relevant third party.

Between November 7, 2019 and November 10, 2019, the parties and their respective legal counsel exchanged several drafts of the Merger Agreement and the Company Disclosure Letter and continued to resolve remaining open issues, including, among other things: (u) the duration of the tender offer period, (v) the scope of the representations and warranties, including with respect to material contracts and the definition of “Company Material Adverse Effect”, (w) the scope of the interim operating covenants, (x) the terms of the non-solicitation covenant, (y) the terms of the benefits continuation covenant and (z) the circumstances under which the termination fee would be payable by Carbonite.

On November 7, 2019, representatives of J.P. Morgan notified Mr. Navaratnam by phone that another bidder had expressed interest in submitting an improved offer. On November 8, 2019, representatives of J.P. Morgan informed Mr. Navaratnam by phone that the other bidder had submitted an unsolicited improvement to its prior offer of $22.00 per Share. Mr. Navaratnam reiterated OpenText’s commitment to quickly finalizing the terms of the proposed transaction.

On November 10, 2019, OpenText was informed that as part of a specially called meeting to approve the transaction, the Carbonite Board had approved Carbonite’s entry into the Merger Agreement and the transactions contemplated thereby.

On the evening of November 10, 2019, OpenText, Purchaser, and Carbonite executed the Merger Agreement. Mr. Davies notified the OpenText Board that the Merger Agreement had been entered into consistent with the terms that the OpenText Board had approved at the November 3, 2019 meeting of the OpenText Board.

On the morning of November 11, 2019, Carbonite and OpenText each issued a press release announcing the transaction. As part of its press release announcing the transaction, Carbonite publicly announced its third quarter financial results.

For information on the Merger Agreement and the other agreements between Carbonite and OpenText and their respective related parties, see Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements.”

11. Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Carbonite.    The purpose of the Offer and the Merger is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Carbonite. The Offer, as a first step in the acquisition of Carbonite, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger, we will acquire all of the capital stock of Carbonite not purchased pursuant to the Offer or otherwise. Stockholders of Carbonite who sell their respective Shares in the Offer will cease to have any equity interest in Carbonite or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Carbonite. On the other hand, after selling their respective Shares in the Offer or the subsequent Merger, stockholders of Carbonite will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote.    If the Offer is consummated, we will not seek the approval of the remaining public Carbonite stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger, without a vote of the stockholders of Carbonite in accordance with Section 251(h) of the DGCL.

Plans for Carbonite.    We are conducting a detailed review of Carbonite and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Merger. We will continue to evaluate the business and operations of Carbonite during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Carbonite’s business, operations, capitalization and management with a view of optimizing development of Carbonite’s potential in conjunction with OpenText’s existing businesses. Possible changes could include changes in Carbonite’s business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, OpenText and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither we nor any of the persons listed in Schedule A have any present plans or proposals that would result in an extraordinary corporate transaction involving Carbonite or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Carbonite’s dividend rate or policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

Future Arrangements.

It is possible that Company Employees (as defined below), including the executive officers, will enter into new compensation arrangements with OpenText or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of OpenText or retention awards. As of the date of this Offer to Purchase, no compensation arrangements between such persons and OpenText and/or its affiliates have been established or discussed with any Company Employees.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K that OpenText filed with the SEC on November 12, 2019 and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Carbonite.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Carbonite or the transactions contemplated in the Merger Agreement contained in public reports filed by Carbonite or OpenText with the SEC.

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at one minute after 11:59 P.M., Eastern time, on December 23, 2019, which is 20 business days after the commencement of the Offer. Purchaser may, without Carbonite’s consent, (i) extend the Offer for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or Nasdaq (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price), (ii) extend the Offer in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree in writing), until all waiting periods (and any extensions thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related laws have expired or been terminated and (iii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Carbonite may agree), until such time as all Offer Conditions are satisfied or waived. However, Purchaser may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement without Carbonite’s consent. If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by us in our sole discretion or (ii) as of any Expiration Time, all Offer Conditions have been satisfied or waived by Purchaser in its sole discretion other than the Minimum Condition, then on every occasion under clause (i) and on not more than three occasions under clause (ii), in each case at Carbonite’s request, OpenText is required to extend the Offer for an additional period of up to ten business days each (or such longer period as OpenText, Carbonite and we may agree) to permit such Offer Condition(s) to be satisfied. Without Carbonite’s prior written consent, Purchaser may not extend the Offer, and without Purchaser’s prior written consent, Carbonite cannot require Purchaser to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after November 10, 2019 and prior to the Effective Time.

Recommendation.    The Carbonite Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer (collectively, the “Company Recommendation”).

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws.    Effective as of, and immediately following, the Effective Time, the board of directors of the Surviving Corporation will consist of the directors of Purchaser, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be. From and after the Effective Time, the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their successors have been duly elected or appointed and qualified, as the case may be. At the Effective Time, the certificate of incorporation of the Surviving Corporation will by virtue of the Merger be amended to be identical to the certificate set forth in Exhibit A to the Merger Agreement until changed or amended in accordance with applicable law and the applicable provisions of such certificate, and the bylaws of the Surviving Corporation, without any further action on the part of Carbonite or Purchaser, will by virtue of the Merger be amended to be identical to the bylaws of Purchaser (except references to Purchaser’s name will be replaced by references to “Carbonite, Inc.”).

The Merger.    The closing of the transactions contemplated by the Merger Agreement will take place at or around 8:00 A.M., New York City time, on the date of the consummation of the Offer, subject to satisfaction or (to the extent permitted by law) waiver of all conditions to closing of the transactions contemplated by the Merger Agreement (described below under the caption “— Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the transactions contemplated by the Merger Agreement) or such other time agreed to in writing by OpenText and Carbonite. Concurrently with the closing of the transactions contemplated by the Merger Agreement, the parties will file a certificate of merger with the Secretary of State for the State of Delaware as provided under the DGCL. The Merger will become effective upon the filing of the certificate of merger, or at such later time as is agreed by the parties and specified in the certificate of merger. The Merger will be governed by and effected under Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Merger Consideration.    At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Purchaser, OpenText or Carbonite, which will be cancelled and cease to exist without any payment being made with respect to such Share, (ii) owned by a direct or indirect wholly-owned subsidiary of Carbonite, Purchaser or OpenText (other than Purchaser), which shall be converted into shares of the Surviving Corporation or (iii) owned by Carbonite stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price (the “Merger Consideration”), without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. All shares converted into the right to receive the Merger Consideration will automatically be cancelled at the Effective Time.

Treatment of Stock Options and Restricted Shares.    The Merger Agreement provides that Carbonite’s equity awards that are outstanding immediately prior to the Effective Time will be subject to the following treatment at the Effective Time:

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Options.    Each outstanding option to purchase shares of common stock, whether or not vested or exercisable, will be cancelled and converted into the right to receive an amount in cash (subject to any applicable tax withholding) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such stock option multiplied by (ii) the number of Shares subject to such stock option. Each option with an exercise price per share equal to or greater than the Merger Consideration will be cancelled without consideration as of the Effective Time.

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Company RSUs and Restricted Stock.    Each outstanding restricted stock unit that is not a Performance-Vesting Award (as defined below) (each, a “Company RSU”) shall be canceled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of

Shares subject to such Company RSU. Each award of Company RSUs shall become fully vested immediately prior to the Effective Time and the holder thereof shall be entitled to receive Merger Consideration from Carbonite as soon as practicable following the Effective Time (but not later than the first regular payroll date to occur following the fifteenth (15th) day after the Closing Date).

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Performance-Vesting Awards.    “Performance-Vesting Award” means each restricted stock unit award under Carbonite’s 2011 Equity Award Plan the vesting of which is conditioned, in whole or in part, on the attainment of performance goals with respect to the relative total stockholder return of the Shares or based on adjusted EBITDA and annual recurring revenue. With respect to each Performance-Vesting Award for which the applicable performance period has ended prior to the Effective Time, such award shall be treated for all purposes as a Company RSU under the Merger Agreement and the number of Shares subject to such award shall be the number of shares earned based on actual performance during the applicable performance period. With respect to each Performance-Vesting Award the vesting of which is based upon the attainment of annual recurring revenue and adjusted EBITDA targets and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, the number of shares subject to such award shall be the number determined based on attainment of 100% of target for both metrics and such award shall otherwise be treated for all purposes as a Company RSU under the Merger Agreement with respect to such number of Shares. With respect to each Performance-Vesting Award the vesting of which is based upon relative total shareholder return with respect to the Shares over a specified period and with respect to which the applicable performance period is ongoing immediately prior to the Effective Time, the Carbonite Board shall, prior to the Effective Time, determine in good faith and in consultation with OpenText the number of Shares earned under such award in accordance with the applicable award agreement and such award shall otherwise be treated for all purposes as a Company RSU under the Merger Agreement with respect to such number of Shares.

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Company ESPP.    Prior to the Effective Time, Carbonite will take all necessary and appropriate actions so that (i) all outstanding purchase rights under Carbonite’s 2017 Employee Stock Purchase Plan (the “ESPP”) will automatically be exercised, in accordance with the terms of such plan, upon the earlier of (x) immediately prior to the Effective Time and (y) the last day of the Offering Period (as defined in the ESPP) in progress as of the date of the Merger Agreement, (ii) no employee who is not a participant in the ESPP as of the end of the business day immediately prior to the date of the Merger Agreement may become a participant in the ESPP and no current participant may increase the amount of his or her participation or payroll deduction election from that in effect on the date of the Merger Agreement, (iii) the ESPP shall be terminated immediately prior to the Effective Time and (iv) no further purchase rights are granted under the ESPP following the last day of the applicable plan’s offering period.

Exchange and Payment Procedures.    Prior to the Effective Time, OpenText will appoint a bank or trust company reasonably acceptable to Carbonite, which institution we refer to as the paying agent, to make payments of the Merger Consideration to stockholders. Immediately prior to the Effective Time, OpenText will deposit or cause to be deposited with the paying agent cash constituting an amount equal to the aggregate Merger Consideration payable to stockholders pursuant to the Merger Agreement (but not including any merger consideration in respect of any dissenting shares).

As reasonably promptly as practicable after the Effective Time (but no later than the fifth business day after the Effective Time), OpenText will cause the paying agent to mail to each holder of record of Carbonite common stock (other than Carbonite, its subsidiaries, OpenText and Purchaser) a letter of transmittal together with instructions thereto. Upon receipt of, (i) in the case of shares of Carbonite common stock represented by a stock certificate, a surrendered certificate or certificates in respect of such shares together with the signed letter of transmittal or, (ii) in the case of shares of Carbonite common stock held in book-entry form, the receipt of an “agent’s message” by the paying agent, and in each case, together with such other documents as may be reasonably required by the paying agent, the holder of such shares will be entitled to receive the Merger Consideration, without interest thereon, in exchange therefor. The amount of any Merger Consideration paid to the stockholders may be reduced by any applicable withholding taxes.

If any cash deposited with the paying agent remains undistributed to holders of Carbonite common stock one (1) year after the Effective Time, such cash (including any interest received with respect thereto) will be delivered to the Surviving Corporation, and any holder of Carbonite common stock who has not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of its claim for the merger consideration per share, without any interest thereon.

If any stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed (and if required by Purchaser, the posting of such person of a bond, in such reasonable amount as Purchaser may direct, as indemnity against any claim that may be made against OpenText, Purchaser, the Surviving Corporation or the paying agent with respect to such stock certificate), the paying agent will, in exchange for such lost, stolen or destroyed stock certificate, pay the Merger Consideration deliverable in respect thereof pursuant to the Merger Agreement.

Representations and Warranties.    The Merger Agreement contains representations and warranties of Carbonite, OpenText and Purchaser.

Carbonite

In the Merger Agreement, Carbonite has made customary representations and warranties to OpenText and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Carbonite and its subsidiaries;

•	the capital structure of Carbonite and Carbonite’s ownership of its subsidiaries;

•	Carbonite’s corporate power and authority to enter into and perform the Merger Agreement, and the enforceability of the Merger Agreement;

•	the absence of conflicts with laws, Carbonite’s organizational documents and Carbonite’s material contracts;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the accuracy of Carbonite’s SEC filings and financial statements and the absence of certain specified undisclosed liabilities;

•	Carbonite’s internal controls and disclosure controls and procedures;

•	the accuracy of the information supplied by or on behalf of Carbonite for inclusion in this Schedule TO and any other SEC filing required to be made in connection with the Merger;

•	the absence of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had a Company Material Adverse Effect from and after December 31, 2018;

•	the conduct of the business of Carbonite and its subsidiaries in the ordinary course of business in all material respects from December 31, 2018 through the date of the Merger Agreement;

•	tax matters;

•	employee benefit plans and ERISA compliance;

•	litigation and investigation matters;

•	Carbonite’s and its subsidiaries’ compliance with applicable laws;

•	material permits of Carbonite and its subsidiaries;

•	the existence, status and enforceability of specified categories of Carbonite’s material contracts;

•	real property matters;

•	intellectual property rights;

•	labor matters;

•	environmental matters;

•	the inapplicability of anti-takeover statutes;

•	insurance matters;

•	compliance with anti-corruption laws;

•	compliance with laws in respect of international trade matters;

•	use of open source software by Carbonite and its subsidiaries;

•	material customers and suppliers;

•	interested party transactions;

•	payment of fees to brokers, investment bankers or other advisors in connection with the Merger Agreement; and

•	receipt of J.P. Morgan’s fairness opinion.

Certain of the representations and warranties in the Merger Agreement made by Carbonite are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Carbonite and its subsidiaries, taken as a whole. The foregoing notwithstanding, no fact, circumstance, occurrence, effect, change, event or development, to the extent arising from any of the following, will be taken into account in determining whether such Company Material Adverse Effect has occurred:

•	conditions affecting the United States economy, or any other national or regional economy or the global economy generally;

•

political conditions in the United States or any other country or region in the world, acts of war, sabotage, terrorism or epidemics, pandemics or natural disasters (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region of the world;

•

changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index);

•	changes required by GAAP or other accounting standards (or interpretation or enforcement thereof);

•	changes in any laws or orders issued by any governmental entity (or interpretation or enforcement thereof);

•	changes generally affecting the industries in which Carbonite and its subsidiaries operate;

•

any failure by Carbonite to meet any internal or published projections, forecasts or revenue or earnings predictions or any decline in the market price or trading volume of Carbonite’s common stock, as well as any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Carbonite or any of the its subsidiaries (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception therein);

•

the public announcement (including as to the identity of the parties to the Merger Agreement) or pendency of the Offer and Merger or any of the other transactions contemplated by the Merger Agreement, including by reason of the identity of OpenText or any communication by OpenText or any of its affiliates regarding the plans or intentions of OpenText with respect to the conduct of the business of Carbonite, including the impact of the foregoing on any relationships with customers, suppliers, vendors, employees or regulators;

•

any suit, action or other proceeding commenced or, to the knowledge of Carbonite, threatened against Carbonite or its current or former directors or officers by any stockholder of Carbonite relating to, arising out of or involving the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or any suit, action or other proceeding relating to dissenting shares; or

•	the availability or cost of equity, debt or other financing to OpenText, Purchaser or the Surviving Corporation.

However, in the case of the exclusions set forth in first six bullets immediately above, to the extent any fact, circumstance, occurrence, effect, change, event or development arising from or related to such exclusions materially disproportionately affects Carbonite and its subsidiaries, taken as a whole, relative to other companies of similar size in the industries in which Carbonite and its subsidiaries operate, such fact, circumstance, occurrence, effect, change, event or development may be taken into account in determining whether a Company Material Adverse Effect has occurred.

OpenText and Purchaser

In the Merger Agreement, OpenText and Purchaser have made customary representations and warranties to Carbonite that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to OpenText and Purchaser;

•	OpenText’s and Purchaser’s corporate power and authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;

•	the absence of conflicts with laws, OpenText’s or Purchaser’s organizational documents and OpenText’s or Purchaser’s contracts;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	matters with respect to OpenText’s financial capability and sufficiency of funds;

•	the accuracy of the information supplied by or on behalf of OpenText or Purchaser for inclusion in this Schedule TO;

•	the absence of litigation;

•	the absence of certain other agreements relating to the Merger;

•	payment of fees to brokers, investment bankers or other advisors in connection with the Merger Agreement;

•	the ownership and capital structure of Purchaser;

•	OpenText’s and certain of its affiliates’ lack of any ownership interest in Carbonite;

•	solvency of OpenText and the Surviving Corporation following the consummation of the Merger and the transactions contemplated by the Merger Agreement; and

•	the absence of agreements between OpenText and Purchaser, on the one hand, and any members of the Carbonite Board or management, on the other hand, relating to Carbonite.

Certain of the representations and warranties in the Merger Agreement made by OpenText and Purchaser are qualified as to a “OpenText Material Adverse Effect.” For purposes of the Merger Agreement, “OpenText Material Adverse Effect” means with respect to OpenText or Purchaser, any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of OpenText or Purchaser to consummate the Offer and the Merger on or before the End Date.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Covenants.    The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business.    The Merger Agreement provides that, except as (1) set forth in the disclosure letter to the Merger Agreement; (2) expressly required by the Merger Agreement; (3) required by applicable law; or (4) with the prior written consent of OpenText (which consent may not be unreasonably withheld, conditioned or delayed), during the period of time between the signing of the Merger Agreement and the Effective Time, Carbonite will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use commercially reasonable efforts to ensure that it preserves intact in all material respects its current business organization, assets and technology, keeps available the services of the its employees in all material respects and maintains its relations and goodwill with material customers, suppliers, landlords, and other persons having material business relationships with Carbonite in all material respects.

In addition, Carbonite has also agreed that, except as (1) set forth in the disclosure letter to the Merger Agreement; (2) expressly required by the Merger Agreement; (3) required by applicable law; or (4) with the prior written consent of OpenText (which consent may not be unreasonably withheld, conditioned or delayed), during the period of time between the signing of the Merger Agreement and the Effective Time, Carbonite will not, and will not permit any of its subsidiaries to, subject in each case to certain specified exceptions, among other things:

•

declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, other equity interests or voting securities, other than dividends and distributions solely between or among Carbonite and its wholly owned subsidiaries or among wholly owned subsidiaries of Carbonite;

•

split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities;

•

subject to certain specified exceptions, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•

subject to certain specified exceptions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Carbonite or any of its subsidiaries or any securities of Carbonite or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Carbonite or its subsidiaries, or any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire any such capital stock, securities or interests;

•

issue, deliver, sell, grant, pledge or otherwise subject to any lien (i) any shares of its capital stock or other equity interests or voting securities (subject to certain specified exceptions); (ii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Carbonite or any of its subsidiaries (subject to certain specified exceptions); (iii) any warrants, calls, options, phantom stock, stock appreciation rights or other rights to acquire any capital stock or voting securities of, or other equity interests in, Carbonite or any of its subsidiaries; (iv) any stock awards or other rights issued by Carbonite or any of its subsidiaries that are linked in any way to the price of any class of Carbonite’s capital stock or any shares of capital stock of any its subsidiaries, the value of Carbonite, any of its subsidiaries or any part of Carbonite or any of its subsidiaries or any dividends or other distributions declared or paid on any shares of capital stock of Carbonite or any of its subsidiaries; or (v) any debentures, bonds, notes or other indebtedness of Carbonite having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Carbonite’s stockholders may vote;

•	amend Carbonite’s or any of its subsidiaries certificate of incorporation, bylaws or similar organizational documents except as may be required by law or the rules and regulations of Nasdaq;

•	amend any term of any securities in Carbonite or any of its subsidiaries;

•	create any subsidiaries;

•	make or adopt any material change in accounting methods, principles or practices, other than as required by a change in GAAP or applicable law;

•

directly or indirectly acquire, dispose of, sell, assign or abandon, or agree to acquire, dispose of, sell, assign or abandon in any transaction any equity interest in or business or material assets of any person or division thereof, except pursuant to contracts in existence as of the date of the Merger Agreement and acquisitions or dispositions with respect to transactions solely between or among Carbonite and any wholly owned subsidiary of Carbonite or between or among wholly owned subsidiaries of Carbonite;

•

sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any lien (other than liens permitted under the Merger Agreement), or otherwise dispose of any material properties or assets or any material interests therein, other than pursuant to contracts in existence on the date of the Merger Agreement; or with respect to transactions between Carbonite, on the one hand, and any wholly owned subsidiary of Carbonite, on the other hand, or between wholly owned subsidiaries of Carbonite;

•

incur any indebtedness except for (i) the incurrence of indebtedness not to exceed $2.0 million in the aggregate; (ii) indebtedness in replacement of existing indebtedness, in the same or a lesser principal amount and on terms that are no less favorable to Carbonite in the aggregate than Carbonite’s existing indebtedness; (iii) indebtedness solely between or among Carbonite and any wholly owned subsidiary of Carbonite or between wholly owned subsidiaries of Carbonite; or (iv) the incurrence of indebtedness pursuant to the credit agreement as in effect on the date of the Merger Agreement in the ordinary course of business consistent with past practice;

•

except as required by the express terms of any of Carbonite’s benefit plans or collective bargaining agreements, in each case as in effect on the date of the Merger Agreement, (i) establish, adopt, amend or terminate any of Carbonite’s benefit plans or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a benefit plan if it were in existence as of the date of the Merger Agreement, other than any such amendments to existing Carbonite’s benefit plans that do not materially increase the annual cost to Carbonite of maintaining such a benefit plan; provided that no such amendment shall include or increase any severance or equity payments, (ii) increase in any manner the compensation (including severance, change in control and retention compensation) of any current or former employees of Carbonite or its subsidiaries, other than base salary increases for employees other than executive officers in connection with Carbonite’s merit review process, provided that such merit review process is done in the ordinary course of business and at a time and manner consistent with Carbonite’s past practices, and the aggregate amount of the increases does not exceed 3.5%, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation (whether cash, equity or equity-based), including any transaction-related bonuses or (iv) accelerate the time of vesting or payment of any award under any of Carbonite’s benefit plans or otherwise;

•

(i) hire any employee or engage any individual contractor other than hiring or engaging such individuals in the ordinary course of business consistent with Carbonite’s past practice for positions or services below the level of Vice President and/or whose targeted annual base salary or fee arrangement is less than $200,000; or (ii) terminate the employment of any such employee other than for cause;

•

except as permitted by the terms of the Merger Agreement, settle or compromise any material litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitration that involve the payment of monetary damages in an amount not in excess of $2.0 million in the aggregate by Carbonite or any of its subsidiaries and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of Carbonite and its subsidiaries, taken as whole;

•

encumber, convey title (in whole or in part), license or make a similar grant under any material intellectual property rights owned by or exclusively licensed to Carbonite or any of its subsidiaries, other than non-exclusive licenses to customers in the ordinary course of business consistent with past practice;

•

intentionally take any action or fail to take any action, if such action or failure to take such action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Carbonite’s intellectual property, except for intellectual property which, in the reasonable judgment of Carbonite or any of its subsidiaries is determined to not be material to its business, consistent with past practice;

•

other than as required by applicable law or GAAP or in the ordinary course of business, make, change or revoke any material election with respect to taxes or any election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder, file any material amended tax return, change any material accounting method for taxes, settle or compromise any material tax liability, enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

•	incur any capital expenditures in excess of Carbonite’s existing budget for capital expenditures as approved by the Carbonite Board and made available to OpenText;

•	materially amend, modify, renew or terminate any real estate lease or enter into any new material lease, sublease, license or other agreement for the use or occupancy of any real property;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•

enter into, amend, accelerate, cancel, fail to exercise an expiring renewal option, grant a material waiver under or modify in any material respect, terminate or transfer to any person other than a subsidiary any material contract or any contract that would constitute a material contract if in effect as of the date of the Merger Agreement, in each case, other than in the ordinary course of business consistent with past practice;

•

except as provided under the Merger Agreement, adopt a plan of agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy under any provisions of applicable bankruptcy law on its behalf, or consent to the filing of any bankruptcy petition against it under any similar applicable law;

•

make or forgive any loan to any other person (other than (i) the advancement of expenses to Carbonite’s employees in connection with the performance of their duties in the ordinary course of business consistent with past practice or (ii) to any wholly-owned subsidiary in the ordinary course of business consistent with part practice);

•	enter into a transaction with any stockholder, director or executive officer of Carbonite that would be required to be reported by Carbonite pursuant to Item 404 of Regulation S-K; or

•	enter into any binding commitment to take any of the foregoing actions.

Access to Information.    Under the Merger Agreement, subject to applicable law, Carbonite must, and must cause each of its subsidiaries to, afford to OpenText and to the its representatives reasonable access during normal business hours, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books and records and, during such period, Carbonite must, and must cause each of its subsidiaries to, furnish reasonably promptly to OpenText all other information concerning its business, properties and personnel as OpenText may reasonably request for any reasonable business purpose related to the consummation of the transactions contemplated by the Merger Agreement (in each case, in a manner so as to not interfere in any material respect with the normal business operations of Carbonite or any of its subsidiaries), subject to customary exclusions for certain confidential information.

Alternative Proposals.    Under the Merger Agreement, Carbonite is required to (i) immediately cease any existing solicitations, discussions or negotiation with any person that has made an Inquiry (as defined below) and (ii) as promptly as practicable (and in any event, within two business days after November 10, 2019) request the prompt return or destruction of all confidential information previously furnished to any person that has made an Inquiry within the past one year and (iii) enforce the provisions of any confidentiality or non-disclosure agreements entered into in connection with such an Inquiry. From the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, Carbonite has agreed not to, and to cause its subsidiaries (and instruct its and their respective representatives) not to, directly or indirectly, among other things:

•	solicit, initiate, knowingly encourage or facilitate the submission of any Inquiry or an Alternative Proposal (as defined below);

•

furnish non-public information to or afford access to the business, employees, officers, contracts, properties, assets, books and records of Carbonite and its subsidiaries in connection with an Inquiry or an Alternative Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to an Inquiry or an Alternative Proposal (other than informing persons of the existence of the provisions set forth in the Merger Agreement or contacting any person making an Alternative Proposal to ascertain facts or clarify terms and conditions for the sole purpose of the Carbonite Board reasonably informing itself about such Alternative Proposal);

•	make any Adverse Recommendation Change (as defined below); or

•

enter into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other similar contract (except for Acceptable Confidentiality Agreements (as defined below)) relating to or providing for any Alternative Proposal or a potential Alternative Proposal or requiring, or reasonably expected to cause, Carbonite to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede or interfere with, the Merger, the Offer or any of the other transactions contemplated by the Merger Agreement.

Notwithstanding these restrictions, under certain circumstances, prior to the Acceptance Time, Carbonite may provide information to, and engage or participate in negotiations or discussions with, a person regarding a bona fide unsolicited written Alternative Proposal (not resulting from a breach of the non-solicitation covenant) if the Carbonite Board determines in good faith after consultation with its financial advisor and its outside legal counsel that such proposal is a Superior Proposal (as defined below) or would reasonably be expected to lead to a Superior Proposal and to not do so would be inconsistent with the directors’ exercise of their fiduciary duties.

Carbonite will, reasonably promptly, and in any event within twenty-four hours of receiving any Alternative Proposal, advise OpenText of the receipt of such Alternative Proposal, its terms and conditions, the identity of the person or “group” making such Alternative Proposal, and, as reasonably promptly as practicable, provide to OpenText a copy of such Alternative Proposal if in writing, or a written summary of the material terms of such Alternative Proposal if oral. In addition, Carbonite will keep OpenText reasonably informed in all material respects on a reasonably current basis of the status and material terms of (including material amendments or proposed material amendments or revisions to) of such Alternative Proposal.

For purposes of this Schedule TO and the Merger Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms that are not materially less restrictive of, and not materially more favorable to, a third party or “group” that is a party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement (as defined below) are to OpenText and its affiliates and representatives, including with respect to standstill provisions; provided, however, that such confidentiality agreement shall not prohibit compliance by Carbonite with any of the no-shop restrictions or the provisions described below in “— The Carbonite Board’s Recommendation; Adverse Recommendation Change;”

“Alternative Proposal” means any bona fide proposal or offer (whether or not in writing) with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving Carbonite and a third party (including any “group” as defined pursuant to Section 13(d) of the Exchange Act); (B) sale, contribution or other disposition, directly or indirectly of any business or assets of Carbonite or its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Carbonite and its subsidiaries, taken as a whole; (C) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or “group” of persons (as defined in Section 13(d)(3) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Carbonite; (D) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any “group” which beneficially owns or has the right to acquire beneficial ownership of, securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Carbonite; or (E) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by the Merger Agreement);

“Inquiry” means any inquiry, proposal, discussion, offer or request that that constitutes or could reasonably be expected to lead to, or result in, an Alternative Proposal;

“Superior Proposal” means any bona fide written proposal or offer with respect to an Alternative Proposal (with all percentages in the definition of Alternative Proposal increased to 90%) made by a person or “group”, on terms which the Carbonite Board determines in its good faith (after consultation with its financial and outside legal advisors) to be more favorable to the holders of Carbonite common stock (solely in their capacity as such) from a financial point of view than the Merger and the Offer, taking into account all the terms and conditions of such proposal and the Merger Agreement and taking into account all other financial, legal, regulatory and other aspects of such Alternative Proposal that the Carbonite Board considers in good faith to be appropriate (including the conditionality, and the timing and likelihood of consummation of such proposal).

The Carbonite Board’s Recommendation; Adverse Recommendation Change.    As described above, and subject to the provisions described below, the Carbonite Board has made the recommendation that the holders of shares of Carbonite common stock vote “FOR” the proposal to adopt the Merger Agreement. The Merger Agreement provides that the Carbonite Board may not effect an Adverse Recommendation Change except as described below.

The Carbonite Board may not (with any action described in the following being referred to as an “Adverse Recommendation Change”):

•	approve, agree to, accept, endorse, recommend or submit to a vote of its stockholders any Alternative Proposal;

•

fail to make, or withdraw, qualify, modify or amend, in a manner adverse to OpenText and Purchaser, the Company Recommendation (or recommend an Alternative Proposal) or make any public statement, filing or release inconsistent with the Company Recommendation;

•

take any action to exempt any person from the provisions of Section 203 of the DGCL or any other applicable state takeover statute or make any public statement, filing or release inconsistent with the Company Recommendation;

•

fail to publicly reaffirm its recommendation that stockholders vote in favor of approval and adoption of the Merger Agreement and the Merger within three business days after OpenText so requests in writing;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal subject to Regulation 14D under the Exchange Act within ten days after the commencement of such Alternative Proposal; or

•	approve, adopt or recommend an Alternative Proposal or propose publicly to approve, adopt or recommend, any Alternative Proposal.

Notwithstanding the restrictions described above in “— Alternative Proposals,” prior to the consummation of the Offer, the Carbonite Board is permitted in certain circumstances and subject to Carbonite’s compliance with certain obligations (as summarized below), to (i) make an Adverse Recommendation Change, and (ii) terminate the Merger Agreement and enter into a definitive written agreement providing for a Superior Proposal.

Prior to the consummation of the Offer, if (i) (A) Carbonite receives a bona fide unsolicited written Alternative Proposal (which Alternative Proposal did not result from a material breach of the non-solicitation covenant) that the Carbonite Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal and (B) Carbonite determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law, then the Carbonite Board may make an Adverse Recommendation Change or terminate this Agreement to simultaneously enter into a definitive agreement with respect to such Superior Proposal; and (ii) in response to material events, changes or developments in circumstances, unrelated to an Alternative Proposal, that were not known to or reasonably foreseeable by the Carbonite Board as of or prior to the date of the Merger Agreement (an “Intervening Event”), the Carbonite Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law, then the Carbonite Board may make an Adverse Recommendation Change; provided, that the Carbonite Board may not make an Adverse Recommendation Change or terminate this Agreement unless it has complied with the procedure and its obligations as summarized in the following paragraph.

The Carbonite Board may not make an Adverse Recommendation Change or terminate the Merger Agreement in order to accept a Superior Proposal until after the fourth business day (the “Notice Period”) following OpenText’s receipt of a written notice from Carbonite advising OpenText that it has received a Superior Proposal or an Intervening Event has occurred and specifying the reasons for the proposed Adverse Recommendation Change and, if applicable, the material terms and conditions of any Superior Proposal, including the identity of the person making the Superior Proposal and a copy of the proposed transaction agreement, and, absent any revision to the terms and conditions of the Merger Agreement, the Carbonite Board intends to make an Adverse Recommendation Change on account of such Alternative Proposal or terminate the Merger Agreement in order to accept the Superior Proposal. During the Notice Period, Carbonite shall, and shall use reasonable best efforts to cause its representatives to negotiate with OpenText in good faith (to the extent OpenText desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that, if applicable, the Alternative Proposal ceases to constitute a Superior Proposal and so that the Carbonite Board may determine in good faith, after consultation with outside counsel, that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement to accept the Alternative Proposal would not be inconsistent with the directors’ exercise of their fiduciary duties under applicable law. In the event of any material revisions to an Alternative Proposal constituting a Superior Proposal, Carbonite shall be required to deliver a new written notice to OpenText and to comply with the requirements of the Merger Agreement with respect to such new written notice, except that references to the four business day period above shall be deemed to be references to a two business day period.

Notwithstanding the non-solicitation restrictions and other restrictions described above, the Merger Agreement does not prohibit Carbonite or the Carbonite Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, (ii) complying with its obligations under Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Alternative Proposal, or (iii) making any disclosure to its stockholders required (after consultation with outside legal advisors) under applicable law. In addition, the Merger Agreement provides that issuance of a “stop, look and listen” communication that complies with the requirements of Rule 14d-9(f) under the Exchange Act by or on behalf of Carbonite shall not be deemed an Adverse Recommendation Change.

Efforts to Consummate; Filings. The Merger Agreement requires each of Carbonite and OpenText to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable to consummate, as soon as reasonably practicable, the transactions contemplated by the Merger Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests and other documents and to obtain as reasonably promptly as practicable all consents necessary or advisable to be obtained from any governmental entity in order to consummate the transactions contemplated by the Merger Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals.

Pursuant to the Merger Agreement, each of OpenText, Purchaser and Carbonite is required to (i) cooperate in all respects with each other in connection with any communication, filing or submission, or any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party and/or its counsel informed of any communications with the Federal Trade Commission (the “FTC”), the United Stated Department of Justice (the “DOJ”) or any other U.S. or other governmental entity or in connection with any proceeding by a private party, in each case regarding any transactions contemplated by the Merger Agreement, (iii) to the extent practicable, consult with each other in advance of any meeting with the FTC, the DOJ or any other governmental entity or, in the case of a proceeding brought by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other governmental entity, give the other party and/or its counsel the opportunity to attend such meetings, (iv) permit the other party to review in advance any materials being submitted to the FTC, the DOJ or any other governmental entity (provided that the materials may be redacted to remove references concerning valuation of the businesses of Carbonite and its subsidiaries), (v) file a Notification and Report Form pursuant to the HSR Act and file a notification report with the German competition authority (Bundeskartellamt), in each case within ten business days following the date of the Merger Agreement, (vi) make any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Merger Agreement as promptly as practicable, (vii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the DOJ or any other governmental entity not to consummate the transactions contemplated by the Merger Agreement, (viii) supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other applicable antitrust laws and (ix) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with the terms of the Merger Agreement as are necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or obtain approval under any other antitrust law as soon as possible.

In furtherance of the foregoing obligations, OpenText and Carbonite shall use their respective reasonable best efforts to (i) avoid the entry of, or have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the transactions contemplated by the Merger Agreement on or before the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Carbonite or any of its subsidiaries and (ii) otherwise take or commit to take actions that after the closing of the transactions contemplated by the Merger Agreement may limit Carbonite’s or any of its subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Carbonite or any of its subsidiaries.

Notwithstanding the foregoing, none of OpenText or any of its affiliates (including Purchaser) shall be required to and, without the prior written consent of OpenText, neither Carbonite nor any of its subsidiaries may, (i) litigate with or otherwise participate in any legal proceeding with any governmental entity in connection with obtaining any consent or approval required in connection with the Merger Agreement or to consummate the transactions contemplated thereby, or (ii) accept or agree to any limitation on ownership or operations, or to dispose of or hold separate any portion of the business or assets of OpenText, Carbonite or any of their respective affiliates, or otherwise undertake any action or enter into any agreement if such limitation, disposal, hold separate or other action or agreement would reasonably be expected to have a Burdensome Effect.

As used in this Offer to Purchase, “Burdensome Effect” means a material and adverse effect on OpenText, Carbonite or their respective affiliates, taken as a whole, with the understanding that any such effect that, individually or in the aggregate, would reasonably be expected to reduce the combined annual revenues of OpenText, Carbonite and their respective affiliates by $54,000,000 or more shall be deemed a “Burdensome Effect”.

The Merger Agreement provides that if OpenText determines it is advisable or the Committee on Foreign Investment in the United States (or any successor entity or member agency thereof acting in such capacity) (“CFIUS”) requests or requires filings related to CFIUS Clearance (as defined below), OpenText and Carbonite will each make all required filings and use their respective reasonable best efforts to obtain CFIUS Clearance as promptly as practicable.

As used in this Offer to Purchase, “CFIUS Clearance” means (a) a written determination from CFIUS that the transactions contemplated by the Merger Agreement are not subject to Section 721 of the Defense Production Act of 1950, as amended and including the implementing regulations thereof codified at 31 C.F.R. Part 800 (the “DPA”), (b) a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA, or (c) either (i) the President of the United States will have determined not to use his powers under the DPA to unwind, suspend, condition or prohibit the consummation of the transactions contemplated by the Merger Agreement, or (ii) the period allotted for presidential action under the DPA will have passed without any determination by the President.

OpenText and Purchaser shall not, and shall not permit any of their affiliates to, enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect OpenText’s or Purchaser’s ability to: (i) obtain all governmental approvals under the HSR Act or any other regulatory laws as promptly as practicable and in any event on or before the End Date; and (ii) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that restrains, prevents or delays the closing of the Merger.

Director and Officer Indemnification.    For a period of six years from the Effective Time, OpenText will cause all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and former directors or officers of Carbonite or any of its subsidiaries as provided in their respective governing or organizational documents and any indemnification or other similar agreements of Carbonite or any of its subsidiaries in effect on the date of the Merger Agreement to continue in accordance with their terms. For a period of six (6) years from and after the Effective Time, Surviving Corporation will indemnify and hold harmless each current director or officer of Carbonite or any of its subsidiaries against all claims, losses, liabilities, damages, judgements, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the effective time of the Merger, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that such person is or was a director or officer of Carbonite or any of its subsidiaries at or prior to the Effective Time, to the fullest extent permitted under applicable law. In the event of any such claim, the Surviving Corporation shall reasonably cooperate in the defense of such claim and each indemnified party will be entitled to advancement of expenses incurred in the defense of such claim from the Surviving Corporation in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation as in effect on the date of the Merger Agreement, subject to the Surviving Corporation’s receipt of an undertaking, if and only to the extent required by applicable law, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

For a period of six years from and after the Effective Time, OpenText and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Carbonite or its subsidiaries or provide substitute policies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the coverage currently maintained by Carbonite with respect to claims arising from facts or events that occurred on or before the Effective Time, except that the Surviving Corporation will not be required to pay with respect to such insurance policies in respect of any one policy year, more than 300% of the aggregate annual premium of the policy currently in effect on the date of the Merger Agreement. If the Surviving Corporation is unable to obtain such insurance coverage, it will obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to such maximum amount, in respect of each policy year within such period. In lieu of such insurance, prior to the closing of the merger, Carbonite may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for Carbonite and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Carbonite and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Carbonite or its subsidiaries with respect to claims arising from facts or events that occurred at or before the effective time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the maximum amount described in the preceding sentence.

Section 16 Matters.    Prior to the Effective Time, Carbonite may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of Carbonite (including any derivative securities) pursuant to the transactions contemplated by the Merger Agreement by any officer or director of Carbonite who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Approval of Compensation Arrangements.    The Merger Agreement provides that, prior to consummation of the Offer, Carbonite (acting through the Carbonite Board and the compensation committee of the Carbonite Board) will take any action necessary to ensure that any compensation arrangements entered into by Carbonite or any of its subsidiaries have been approved as contemplated by Rule 14d-10(d) of the Exchange Act.

Stock Exchange De-listing.    Pursuant to the Merger Agreement, Carbonite will cooperate with OpenText and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under law and rules and policies of Nasdaq to cause the delisting of the shares from Nasdaq as promptly as practicable after the Effective Time (provided that no such action shall be required to be effective prior to the Effective Time) and the deregistration of the shares under the Exchange Act as promptly as practicable after such delisting.

Employee Benefit Matters.    For purposes of the Merger Agreement, a “Company Benefit Plan” means collectively, all “employee pension benefit plans” as that term is defined in Section 3(2) of the Employee Retirement Income Security Act (“ERISA”), “employee welfare benefit plans” as that term is defined in Section 3(1) of ERISA and all other pension, retirement, incentive compensation, deferred compensation, equity or equity-based compensation, employment, severance, retention, change in control, disability, death benefit, hospitalization or medical plans, programs, arrangements, agreements or contracts maintained, sponsored or contributed to by Carbonite or any Carbonite subsidiary or to which Carbonite or any Carbonite subsidiary is a party or with respect to which Carbonite or any Carbonite subsidiary has any obligation to contribute.

A “Company Employee” means, for purposes of the Merger Agreement, any employee of Carbonite or Carbonite’s subsidiaries who is employed at the closing date and who remains employed with the Surviving Corporation or any other affiliate of OpenText following the closing of the Merger.

The Merger Agreement provides that for a period of one year following the closing date, each employee of Carbonite or its subsidiaries who remain employed following the closing of the Merger including the executive officers will be provided with severance benefits that are substantially similar to the severance benefits to which such employee would have been entitled with respect to such termination under the severance policies of Carbonite and Carbonite’s subsidiaries as in effect immediately prior to the closing date.

The Merger Agreement also provides that during the one-year period immediately following the closing date, OpenText will, or will cause the Surviving Corporation to, provide to each Company Employee, for so long as the Company Employee remains so employed by the Surviving Corporation or any other affiliate of OpenText, annual base salary, target incentive compensation opportunities and other compensation and employee benefits that, with respect to each employee, are substantially similar in the aggregate to the base salary, target incentive compensation opportunities and other compensation and employee benefits provided to such Company Employee immediately prior to the closing date (excluding, in each case, any equity-based, long-term and transaction-related incentives).

The Merger Agreement provides that, except as otherwise required under applicable law, OpenText shall, or shall cause the Surviving Corporation to, give Company Employees full credit for such Company Employees’ service with Carbonite for purposes of eligibility, vesting and, solely with respect to vacation and severance plans, determination of the level of benefits under any benefit plans maintained by OpenText or the Surviving Corporation or any affiliate of either in which a Company Employee participates to the same extent recognized by Carbonite immediately prior to the closing date of the Merger; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

The Merger Agreement provides that OpenText will, or will cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of OpenText or any of its affiliates that provides health benefits in which Company Employees participate following the closing of the Merger, other than any limitations that were in effect with respect to such employees as of the closing date under the analogous Company Benefit Plan; and (ii) honor any co-payments, deductibles and out-of-pocket maximums incurred by a Company Employee and his eligible dependents under the health plans in which they participated immediately prior to the closing date during the portion of the calendar year that prior to the closing date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of OpenText or any of its affiliates in which they are eligible to participate after the closing date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the closing date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the closing date.

The Merger Agreement provides that, from and after the closing date of the Merger, OpenText shall cause the Surviving Corporation and its subsidiaries to honor the terms of each collective agreement or similar agreement applicable to Carbonite employees to the extent required by applicable law.

Notwithstanding anything to the contrary set forth in the Merger Agreement, no provision of the Merger Agreement will be deemed to (i) create any right in any employee of Carbonite to continued employment by OpenText, Carbonite or the Surviving Corporation, or preclude the ability of OpenText, Carbonite or the Surviving Corporation to terminate the employment of any employee at any time for any reason, (ii) require OpenText, Carbonite or the Surviving Corporation to continue any Company Benefit Plan or prevent the amendment, modification or termination thereof after the closing date or (iii) amend or modify, be deemed to amend or modify or be treated as an amendment or modification to any Company Benefit Plan, collective agreement or any other employee benefit plan, program, agreement or arrangement of OpenText, Carbonite, any Carbonite subsidiary, the Surviving Corporation or any of their respective affiliates. The provisions of the Merger Agreement described above are solely for the benefit of the parties to the Merger Agreement, and no Company Employee (including any beneficiary or dependent thereof) or other person will be regarded for any purpose as a third party beneficiary of the Merger Agreement, and no provision of the above creates such rights in any such persons.

Director Resignations.    At the closing of the Merger, Carbonite is required to deliver to OpenText evidence reasonably satisfactory to OpenText of the resignation of the directors and officers (solely in their capacity as officers and not in their capacity as employees) of Carbonite and its subsidiaries (other than directors of Carbonite’s subsidiaries whom OpenText determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Litigation Notices.    Carbonite shall give prompt notice to OpenText, and OpenText shall give prompt notice to Carbonite, of any notice or other communication received by such party from any governmental entity in connection with the Merger Agreement, the Merger or the transactions contemplated thereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated thereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Carbonite, the Surviving Corporation or OpenText.

Carbonite shall keep OpenText reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of Carbonite’s legal counsel, jeopardize attorney-client privilege, regarding any suit, action or other proceeding commenced or, to the knowledge of Carbonite, threatened against Carbonite or its current or former directors or officers by any stockholder of Carbonite relating to, arising out of or involving the Merger Agreement, the Merger or any of the other transactions contemplated thereby. Carbonite shall consult with OpenText with respect to, and give OpenText the opportunity to participate (subject to a customary joint defense agreement, and at OpenText’s expense) in, but not control, the defense and settlement of any such litigation under this section and shall not compromise or settle in full or in part any such litigation unless OpenText shall have consented in writing thereto (which consent shall not be unreasonably withheld, conditioned or delayed).

Convertible Notes.    Carbonite shall take all actions required by, or reasonably requested by OpenText pursuant to and in compliance with, the indenture for Carbonite’s 2.50% Convertible Senior Notes due 2022 in an aggregate principal amount of $143,750,000, and any applicable law, to be performed by Carbonite prior to the Effective Time as a result of the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby.

Payoff of Existing Carbonite Indebtedness.    Pursuant to the Merger Agreement, Carbonite shall use commercially reasonable efforts to (a) obtain customary payoff letters reasonably acceptable to OpenText from all financial institutions and other persons to which indebtedness for borrowed money of Carbonite or any of its subsidiaries is owed, including the payoff amount and providing that liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of Carbonite and its subsidiaries securing such indebtedness for borrowed money and any other obligations secured thereby shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer, released and terminated and (b) deliver or cause to be delivered such payoff letters, together with the related release documentation, to OpenText at the closing of the Merger. At the closing of the Merger, subject to OpenText making available necessary funds to do so, Carbonite shall (i) repay, or cause to be repaid, any outstanding indebtedness of Carbonite and its subsidiaries relating to such terminated credit facilities and (ii) use its reasonable best efforts to cause to be released any guarantees and any liens on its assets relating to such terminated credit facilities.

Conditions to the Offer.    Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to the Closing of the Merger.    Pursuant to the Merger Agreement, each of OpenText’s, Purchaser’s and Carbonite’s obligations to consummate the Merger are subject to the satisfaction (or waiver, if permissible under law) at or prior to the Effective Time of each of the following conditions: (a) Purchaser shall have accepted for payment all shares validly tendered and not validly withdrawn in the Offer; and (b) no governmental entity of competent jurisdiction in any jurisdiction in which OpenText, Carbonite or their respective subsidiaries, taken as a whole, have material business operations shall have enacted, issued, promulgated, enforced or entered any applicable law or order which is then in effect and prevents, makes illegal or prohibits the consummation of the Merger.

Termination of the Merger Agreement.    The Merger Agreement may be terminated at any time prior to the Effective Time in the following ways:

•	By mutual written consent of Carbonite and OpenText;

•	By either Carbonite or OpenText:

•

if the Merger is not consummated on or before the End Date or the Offer is terminated or withdrawn pursuant to its terms without any shares of Carbonite being purchased thereunder, except that the right to so terminate the Merger Agreement shall not be available to any party whose material breach of any provision of the Merger Agreement is the principal cause of or results in the failure of the Offer to be consummated promptly after the expiration of the Offer; or

•

if any governmental entity of competent jurisdiction in any jurisdiction in which OpenText, Carbonite or their respective subsidiaries, taken as a whole, have material business operations shall have enacted, issued, promulgated, enforced or entered any applicable law or order which is then in effect and prevents, makes illegal or prohibits the acceptance for payment of shares of pursuant to the Offer or the Merger or the consummation of the Offer or Merger, which law or order shall have become final and non-appealable; provided that the right to so terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement is the principal cause of or results in the issuance of such final and non-appealable law or order.

•	By Carbonite:

•

if there has been any breach or violation of any representation, warranty, covenant or agreement of OpenText or Purchaser in the Merger Agreement, in each case, if such breach or violation would reasonably be expected to prevent OpenText or Purchaser from consummating the Offer and the Merger by the End Date and such breach or violation is not capable of being cured, or is not cured by OpenText or Purchaser, on or before the earlier of the End Date or the date that is thirty (30) calendar days following Carbonite’s delivery of written notice thereof (except that Carbonite may not terminate the Merger Agreement pursuant to this provision if Carbonite is then in material breach of any representation, warranty, covenant or agreement of Carbonite set forth in the Merger Agreement);

•

at any time prior to the consummation of the Offer, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with the terms of the Merger Agreement, provided that Carbonite pays to OpenText a termination fee of $28,902,775 prior to or simultaneously with such termination under the Merger Agreement; or

•

if, following the Expiration Time but prior to the consummation of the Offer, Purchaser shall have failed to accept for payment all shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement after the satisfaction or, to the extent waivable by OpenText or Purchaser, waiver by OpenText or Purchaser, of each of the conditions of the Offer.

•	By OpenText:

•

if there has been any breach or violation of any representation, warranty, covenant or agreement of Carbonite in the Merger Agreement which would give rise to the failure of a condition of the Offer and such failure is not capable of being cured, or is not cured by Carbonite, on or before the earlier of the End Date or the date that is thirty (30) calendar days following OpenText’s delivery of written notice thereof (except that OpenText may not terminate the Merger Agreement pursuant to this provision if either OpenText or Purchaser is then in material breach of any representation, warranty, covenant or agreement of OpenText or Purchaser set forth in the Merger Agreement);

•	at any time prior to the acceptance of the Offer, if an Adverse Recommendation Change shall have occurred or if Carbonite shall have committed a willful breach of the non-solicitation covenant.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, written notice thereof shall be given to the other party or parties specifying the provisions of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall become void and of no effect without any further liability or obligation on the part of any party thereto. However, certain provisions of the Merger Agreement relating to certain confidentiality obligations, certain indemnification and reimbursement obligations, the effect of termination of the Merger Agreement, termination fees, expenses, and certain general provisions will survive any termination of the Merger Agreement. Termination shall not relieve any party of liability and each party shall remain liable for losses resulting from fraud or willful breach of the Merger Agreement prior to or in connection with such termination.

Termination Fees and Expense Reimbursement.    If the Merger Agreement is terminated in specified circumstances, Carbonite may be required to pay a termination fee. OpenText would be entitled to receive a termination fee equal to $28,902,775 from Carbonite under the following circumstances:

•

if the Merger Agreement is terminated by Carbonite in accordance with the terms of the Merger Agreement in order for it to enter into a definitive written agreement with respect to a Superior Proposal;

•	if the Merger Agreement is terminated by OpenText in connection with an Adverse Recommendation Change or if Carbonite has committed a willful breach of the non-solicitation covenant; or

•

if (i) an Alternative Proposal is made to Carbonite or its stockholders generally after the date of the Merger Agreement and became publicly known or announced and (ii) thereafter the Merger Agreement is terminated (A) by either OpenText or Carbonite on or after the End Date and the Minimum Condition has not been satisfied on or prior to such termination or (B) by OpenText because Carbonite has breached its representations, warranties, covenants or other agreements in the Merger Agreement and (iii) within twelve (12) months of such termination, Carbonite enters into a definitive agreement with respect to an Alternative Proposal or an Alternative Proposal is consummated (provided, however, that for purposes of this paragraph all references to 20% in the definition of “Alternative Proposal” shall be deemed to reference to 50.1%).

Fees and Expenses.    Except in specified circumstances, all fees and expenses incurred in connection with the Merger, the Offer and other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Amendments.    The Merger Agreement may be amended by the parties at any time prior to the Effective Time, but only by an instrument in writing signed on behalf of each of the parties.

Confidentiality Agreement.

In connection with OpenText’s evaluation of the potential business combination that resulted in the Offer, Carbonite and OpenText entered into a Confidentiality Agreement, dated as of June 21, 2019 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of Carbonite, OpenText agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained “standstill” provisions that prohibit OpenText, its representatives and representatives of its affiliates, until the earliest of (x) June 20, 2020, (y) the public announcement by Carbonite that it had entered into an definitive agreement with a third party for a transaction that, if consummated, would result in such third party owning more than 50% of the outstanding equity securities of Carbonite or all or substantially all of the assets (on a consolidated basis) of Carbonite and (z) any person or group publicly announcing or commencing a tender or exchange offer to acquire voting securities of Carbonite that, if successful, would result in such person or group beneficially owning more than 50% of the then outstanding voting securities of Carbonite, from taking the following actions:

(a)

making any statement or proposal to the Carbonite Board, any of Carbonite’s representatives or financial advisors or any of Carbonite’s stockholders regarding, or making any public announcement, proposal, or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Exchange Act) with respect to, or otherwise soliciting, seeking, or offering to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media) (i) any business combination, merger, tender offer, exchange offer or similar transaction involving Carbonite or any of its subsidiaries, (ii) any restructuring, recapitalization, liquidation, or similar transaction involving Carbonite or any of its subsidiaries, (iii) any acquisition of any of Carbonite’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of Carbonite’s loans, debt securities, equity securities or assets, (iv) any proposal to seek representation on the Carbonite Board or otherwise seek to control or influence the management, board of directors or policies of Carbonite or (v) any proposal, arrangement, or other statement that is inconsistent with the terms of the Confidentiality Agreement;

(b)

instigating, encouraging, or assisting any third party (including forming a “group” with any such third party) to do, or enter into any discussions or agreements with any third party with respect to, any of the actions set forth in paragraph (a) immediately above;

(c)

taking any action that would or would reasonably be expected to force Carbonite or any of its affiliates to make a public announcement regarding the matters set forth in paragraph (a) immediately above; or

(d)

acquiring (or proposing or agreeing to acquire), of record or beneficially, by purchase or otherwise, any loans, debt securities, equity securities or assets of Carbonite or any of its subsidiaries, or rights or options to acquire interests in any of Carbonite’s loans, debt securities, equity securities or assets, (provided, that OpenText, its affiliates and representatives may purchase securities of Carbonite resulting in ownership of up to five percent (5%), in the aggregate, of the outstanding securities of Carbonite or such subsidiary, as applicable).

In addition, the Confidentiality Agreement contains a non-solicitation provision prohibiting OpenText and each of its affiliates and representatives, during the eighteen-month period commencing on the date of the Confidentiality Agreement, from soliciting for employment any executive level employee of Carbonite or any of its subsidiaries. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12. Source and Amount of Funds

OpenText, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Carbonite pursuant to the Offer and the Merger and to fund the repayment of Carbonite’s outstanding debt will be approximately $1.42 billion. We expect to fund these payments through either a capital contribution or an intercompany loan from OpenText to Purchaser (the terms of which have not yet been determined). OpenText will obtain such funds from cash on hand and OpenText’s existing $750 million committed revolving credit facility (the “Revolver”). OpenText and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

Barclays Bank PLC is the administrative agent and collateral agent, Royal Bank of Canada is the documentary credit lender, and a large syndicate of banks are lenders for the Revolver. The Revolver matures on October 31, 2024 with no fixed repayment date prior to the end of the term. Borrowings under the Revolver are secured by a first charge over substantially all of OpenText’s assets on a pari passu basis with OpenText’s term loan facility. Under the Revolver, OpenText must maintain a “consolidated net leverage” ratio of no more than 4:1 at the end of each financial quarter. Consolidated net leverage ratio is defined for this purpose as the proportion of OpenText’s total debt reduced by unrestricted cash, including guarantees and letters of credit, over OpenText’s trailing twelve months net income before interest, taxes, depreciation, amortization, restructuring, share-based compensation and other miscellaneous charges. As of September 30, 2019, OpenText’s consolidated net leverage ratio was 1.5:1. Borrowings under the Revolver bear interest per annum at a floating rate of LIBOR plus a fixed rate that is dependent on OpenText’s consolidated net leverage ratio. As of September 30, 2019, OpenText has no outstanding balance on the Revolver. OpenText intends to draw under the Revolver for purposes of acquiring Carbonite and such drawn balance would be expected to bear an interest rate of approximately 3.5%. OpenText intends to repay such drawn balance in the ordinary course of its business from time to time as it deems appropriate.

The foregoing summary is qualified in its entirety by reference to the full text of the Fourth Amended and Restated Credit Agreement among OpenText, Open Text ULC, Open Text Holdings, Inc., Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets and the other financial institutions and lenders party thereto from time to time, dated as of October 31, 2019, which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

13. Conditions to the Offer

The Offer is conditioned upon the satisfaction or (to the extent permitted by law) waiver of the following conditions (each, an “Offer Condition”):

•

Immediately prior to the Expiration Time there will have been validly tendered in the Offer (in the aggregate), and not validly withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Shares that, together with the number of Shares (if any) beneficially owned by OpenText and its affiliates, represent one more Share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer.

•	At the Expiration Time:

•

the applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated (the “HSR Condition”);

•

the German competition authority (Bundeskartellamt) shall have adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition (the “German Competition Condition”);

•

no law or order of any governmental entity with competent jurisdiction in any jurisdiction in which OpenText, Carbonite or their respective subsidiaries have material business operations shall be in effect which (1) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (2) imposes any limitations on the ownership or operation of, or compels OpenText, Carbonite or any of their respective affiliates to dispose of or hold separate any portion of the business or assets of OpenText, Carbonite or any of their respective affiliates or otherwise undertake an action or enter into any agreement, in each case, that, individually or in the aggregate, would reasonably be expected to have a Burdensome Effect (as defined in the Merger Agreement) (the condition under this paragraph, together with the HSR Condition and the German Competition Condition, the “Regulatory Conditions”);

•

the representations and warranties of Carbonite in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

•

Carbonite will have complied with or performed in all material respects each covenant and obligation that Carbonite is required to comply with or to perform at or prior to the Expiration Time (the “Covenants Condition”);

•

Carbonite will have delivered to OpenText a certificate signed by an executive officer of Carbonite dated as of the Expiration Time to the effect that the Representations Condition and the Covenants Condition have been satisfied;

•	the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”); and

•	since November 10, 2019, no Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement”) will have occurred.

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will include Shares tendered in the Offer pursuant to guaranteed delivery procedures (and such Shares will be deemed to be validly tendered) if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time.

To the extent permitted by law, we expressly reserve the right (in our sole discretion), to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the offer, except that without Carbonite’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, the Termination Condition or the Regulatory Conditions (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement or amend, modify or supplement any condition to the Offer in any manner adverse to the holders of Shares, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time, or (g) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

14. Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, Carbonite is not permitted, without OpenText’s prior written consent, to declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of Carbonite’s capital stock or other equity securities, other than dividends and distributions solely between or among Carbonite and its wholly-owned subsidiaries or between or among its wholly-owned subsidiaries. See Section 11 — “Purpose of the Offer and Plans for Carbonite; The Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15. Certain Legal Matters

General.    Except as otherwise set forth in this Offer to Purchase, based on our review of Carbonite’s publicly available SEC filings and other information regarding Carbonite, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Carbonite and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. Except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any other approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Carbonite’s or our business or that certain parts of Carbonite’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by OpenText, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. OpenText expects to file the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 25, 2019. Assuming the Premerger Notification and Report Form is filed on November 25, 2019, the required waiting period with respect to the Offer and the Merger will expire by 11:59 P.M., Eastern time, on December 10, 2019, unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period, either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by OpenText with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. OpenText may also agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Carbonite is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Carbonite’s failure to make those filings nor a Second Request issued to Carbonite from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Carbonite. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of OpenText, Purchaser, Carbonite, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and OpenText believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions to the Offer.”

Foreign Antitrust Compliance.    We determined that the completion of the Offer requires regulatory clearance in Germany under the German Act Against Restraints of Competition by the German antitrust authority (Bundeskartellamt). The required filing was submitted to the German antitrust authority on November 21, 2019. Under the German Act Against Restraints of Competition, the completion of the Offer is subject to a suspensory obligation until the Merger receives regulatory approval from the German Bundeskartellamt. We expect to receive regulatory approval from the German Bundeskartellamt within one month from the submission of the required filing, unless the German Bundeskartellamt were to open an in-depth review of the Merger, in which case the completion of the Offer would remain subject to a suspensory obligation under the German Act Against Restraints of Competition until the German Bundeskartellamt issues its approval. An in-depth review can take up to four additional months following the submission of the initial filing with the German Bundeskartellamt (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances).

Committee on Foreign Investment in the United States.    Under the DPA, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the DPA, a party or parties to a transaction may voluntarily submit a notification to CFIUS, which has been designated by the President to administer the DPA, for review of the transaction. Except for a narrow range of transactions, notification is not mandatory for most transactions within CFIUS’s jurisdiction, but CFIUS has authority to initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

The process for a voluntary submission customarily entails the parties submitting a draft joint voluntary notice, receiving comments from CFIUS, and then submitting a final filing that CFIUS will consider and formally accept for review. Once a review has been formally initiated, CFIUS has 45 calendar days to either clear the transaction or initiate a second-stage investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days (with a possible 15-day extension if any CFIUS member agency believes the transaction threatens U.S. national security and such threat has not been mitigated) in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested or if the parties agree to withdraw and refile the notice at the request of CFIUS. There is no automatic prohibition against the consummation of an acquisition, merger or takeover if a review is pending, no notification is made or CFIUS does not initiate a review, so long as the transaction is not subject to mandatory filing under the DPA. However, CFIUS retains jurisdiction to review a covered transaction following its consummation (unless CFIUS completed a review prior to the closing of the Merger).

Carbonite is engaged in interstate commerce in the United States and the Purchaser and OpenText are foreign persons as defined by the DPA, and therefore the Offer is subject to potential review by CFIUS. The Purchaser and Carbonite jointly determined from information available to them that the Merger would not trigger a mandatory filing requirement with CFIUS. Further, based on the information available to it, the Purchaser does not believe that the Offer threatens to impair the national security of the United States. Nevertheless, for greater certainty, the Purchaser and Carbonite will voluntarily file for CFIUS review. There can be no assurance what the result or timing of the review will be, although the Purchaser believes that the Offer will ultimately be approved. The Offer is not conditioned on CFIUS Clearance having occurred.

State Takeover Laws.    Carbonite is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Carbonite Board has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Carbonite, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13 — “Conditions to the Offer.”

Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Offer is complete and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Holders of Shares should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, OpenText and Carbonite may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in loss of such rights.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Carbonite a written demand for appraisal of Shares held, which demand must reasonably inform Carbonite of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is effected within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither OpenText nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required.    Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Carbonite will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Carbonite. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, OpenText, Purchaser and Carbonite will take all necessary and appropriate action to effect the Merger as promptly as practicable without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

Litigation.    None.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Carbonite has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Carbonite” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or OpenText not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of OpenText, Purchaser, Carbonite, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of OpenText, Purchaser, Carbonite or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Carbonite’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Coral Merger Sub Inc.

November 25, 2019

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF OPENTEXT AND PURCHASER

OPENTEXT

The following table sets forth information about OpenText’s directors and executive officers as of November 25, 2019. For all occupation or employment at OpenText, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. OpenText’s telephone number at such address is (519) 888-7111.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Mark J. Barrenechea	United States	OpenText, Vice Chair, Chief Executive Officer and Chief Technology Officer, January 2016 to present; President and Chief Executive Officer, January 2012 to January 2016; Director, January 2012 to present;

Dick’s Sporting Goods, Director, February 2014 to present;

Avery-Dennison Corporation, Director, September 2018 to present;

Hamilton Insurance Group, Director, November 2016 to September 2018.

Madhu Ranganathan	United States	OpenText, Executive Vice President, Chief Financial Officer, April 2018 to present; Principal Accounting Officer, November 15, 2019 to present;

Akamai Technologies, Inc., Director, June 2019 to present;

ServiceSource, Director, October 2017 to July 2019;

[24]7.ai, Chief Financial Officer, June 2008 to March 2018.

Muhieddine “Muhi” Majzoub	United States	OpenText, Executive Vice President & Chief Product Officer, September 2019 to present; Executive Vice President, Engineering, January 2016 to September 2019; Senior Vice President, Engineering, June 2012 to January 2016.

Gordon A. Davies	Canada	OpenText, Executive Vice President, Chief Legal Officer and Corporate Development, January 2015 to present; Chief Legal Officer, September 2009 to present; Compliance Officer, September 2009 to present.

Simon “Ted” Harrison	United Kingdom	OpenText, Executive Vice President, Worldwide Sales, October 2017 to present; Senior Vice President of Enterprise Sales, 2015 to 2017; Senior Vice President of Fast Growth Markets, 2014 to 2015; Senior Vice President of Sales for EMEA region, 2012 to 2014.

James McGourlay	Canada	OpenText, Executive Vice President, Customer Operations, October 2017 to present; Senior Vice President of Global Technical Services, May 2015 to October 2017; Senior Vice President of Worldwide Customer Services, February 2012 to May 2015.

Savinay Berry	United States	OpenText, Senior Vice President, Cloud Service Delivery, January 2019 to present; Vice President, Engineering and Products, 2017 to 2019;

Dell EMC, Vice President, Product Management, 2015 to 2017;

Intuit, Director, Advanced Product and Technology, 2013 to 2014;

Empowered Inc., Vice President of Product Management, 2011 to 2012.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Prentiss Donohue	United States	OpenText, Senior Vice President, Portfolio Group, April 2016 to present;

Oracle Corporation, Group Vice President and General Manager of Advanced Customer Services, January 2010 to March 2016.

Paul Duggan	United States	OpenText, Senior Vice President, Revenue Operations, January 2017 to present;

Oracle Corporation, Group Vice President of Support Renewal Sales, December 1999 to 2017.

David Jamieson	Canada	OpenText, Senior Vice President and Chief Information Officer, November 2014 to present;

Barrick Gold Corporation, Vice President of Information Technology, 2001 to 2014.

Patricia E. Nagle	United States	OpenText, Senior Vice President and Chief Marketing Officer, February 2018 to present; Vice President of Global Partners and Strategic Alliances January 2007 to February 2018.

Douglas M. Parker	Canada and United Kingdom	OpenText, Senior Vice President, Corporate Development, October 2019 to present and from June 2015 to 2018; Vice President, General Counsel & Assistant Secretary, November 2009 to June 2015;

Quarterhill Inc., President and Chief Executive Officer, January 2018 to October 2019.

Brian Sweeney	United States	OpenText, Chief Human Resources Officer, October 2018 to present;

Amgen Inc., Global VP of HR, Head HR for Global R&D, and VP of International Human Resources, August 2003 to October 2018.

P. Thomas Jenkins	Canada and St. Christopher and Nevis	OpenText, Director, December 1994 to present; Chair of the Board, 1998 to present;

Manulife Financial Corporation, Director, March 2015 to present;

The Manufacturers Life Insurance, Director, March 2015 to present;

TransAlta Corporation, Director, September 2014 to March 2018;

Thomson Reuters, Director, May 2013 to May 2017.

Randy C. Fowlie	Canada	OpenText, Director, 1998 to present;

RDM Corporation, President and Chief Executive Officer and Director, March 2011 to April 2017.

Major General David Fraser	Canada	OpenText, Director, September 2018 to present;

Aegis Six Corporation, President, 2016 to present;

Route1 Inc., Director, 2012 to present;

INKAS Armored Vehicle Manufacturing, Chief Operating Officer, 2014 to 2016.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Gail E. Hamilton	United States	OpenText, Director, December 2006 to present;

Arrow Electronics, Inc., Director, 2008 to present;

Westmoreland Coal Company, Director, 2011 to March 2019;

Ixia, Director, 2005 to April 2017.

Stephen J. Sadler	Canada	OpenText, Director, September 1997 to present;

Enghouse Systems Limited, Chairman, Chief Executive Officer and Director, April 2000 to present.

Harmit Singh	United States	OpenText, Director, September 2018 to present;

Levi Strauss & Co, Executive Vice President and Chief Financial Officer, January 2013 to present;

Buffalo Wild Wings, Inc., Director, October 2016 to February 2018.

Michael Slaunwhite	Canada	OpenText, Director, March 1998 to present;

Saba Software Inc. (formerly Halogen Software Inc.), Director and Chairman, 1996 to May 2017;

Vector Talent Holdings, L.P. (parent holding company to Saba Software Inc.), Director and Chairman, May 2017 to present.

Katharine B. Stevenson	Canada and United States	OpenText, Director, December 2008 to present;

Canadian Imperial Bank of Commerce, Director, January 2011 to present;

Capital Power Corporation, Director, April 2017 to present;

CAE Inc., Director, June 2007 to August 2019;

Bausch Health Companies, Inc. (formerly, Valeant Pharmaceuticals International Inc.), Director, September 2010 to March 2016.

Carl Jürgen Tinggren	Sweden	OpenText, Director, February 2017 to present;

Bekaert SA, Chairman and Director, 2019 to present;

Johnson Controls International, Non-Executive Director, 2016 to present;

SIKA AG, Director, 2014 to 2018;

Tyco International plc, Director, 2014 to 2016;

Schenker-Winkler-Holding, CEO and Director, 2010 to 2014;

Schindler Group, Chief Executive Officer and Director, 2014 to 2016.

Deborah Weinstein	Canada	OpenText, Director, December 2009 to present;

LaBarge Weinstein LLP, Partner, 1997 to present;

Dynex Power Inc., Director, 1998 to 2019;

LW Capital Pool Inc., August 2009 to April 2014;

Standard Innovation Corporation, August 2011 to May 2014.

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with OpenText. For all occupation or employment at Purchaser, the business address is 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404. Purchaser’s telephone number at such address is (650) 645-3000.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Madhu Ranganathan	United States

President and Treasurer, November 2019 to present;

OpenText, Executive Vice President, Chief Financial Officer, April 2018 to present; Principal Accounting Officer, November 15, 2019 to present;

[24]7.ai, Chief Financial Officer, June 2008 to March 2018;

ServiceSource, Director, October 2017 to July 2019;

Akamai Technologies, Inc., Director, June 2019 to present.

Gordon A. Davies	Canada

Secretary, November 2019 to present;

OpenText: Executive Vice President, Chief Legal Officer and Corporate Development, January 2015 to present;

Compliance Officer, September 2009 to present;

Chief Legal Officer, September 2009 to present.

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Carbonite or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

If delivering by hand, express mail, courier, or other expedited service:	By mail:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (866) 864-4940

Email: carb@dfking.com